EXHIBIT 13.1(a)
                                                             ---------------


                      FEDERAL DEPOSIT INSURANCE CORPORATION
                             Washington, D.C. 20006

                                    FORM F-2

                                ----------------

      Annual Report Under Section 13 of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 1995        FDIC Certificate Number 19353
                          -----------------                                -----

                    Lafayette American Bank and Trust Company
--------------------------------------------------------------------------------
                (Exact name of bank as specified in its charter)

             Connecticut                                 06-0795235
-----------------------------------           ----------------------------------
  (State or other jurisdiction of                      (I.R.S. employer
   incorporation or organization)                     identification no.)

  1087 Broad Street, Bridgeport, Connecticut               06604
--------------------------------------------------------------------------------
  (Address of principal office)                         (Zip code)

Bank's telephone number, including area code (203) 336-6200
                                             --------------
Securities registered under Section 12(b) of the Act:  None

Securities registered under Section 12(g) of the Act:

                           Common Stock, no par value
--------------------------------------------------------------------------------
                                (Title of class)

                             Nasdaq National Market
--------------------------------------------------------------------------------
                   (Name of each exchange on which registered)

Indicate by check mark if the Bank, as a "small business issuer" as defined under 17 CFR 240.12b-2, is providing alternative disclosures as permitted for small business issuers in this Form F-2. { }

Indicate by check mark if disclosure of delinquent filers pursuant to Item 10 is not contained herein, and will not be contained, to the best of Bank's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form F-2 or any amendment to this Form F-2. { }

Indicate by check mark whether the Bank (1) has filed all reports required to be filed by Section 13 of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Bank was required to file such reports), and (2) has been subject to such filing requirements for the past 90
days. Yes   X       No
          -----        -----

The aggregate market value of the voting common stock held by nonaffiliates of the Bank was $103,043,872 on March 5, 1996. On that date, 10,006,529 shares of Bank common stock were outstanding.

                       DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the Bank's proxy statement, which will be dated on or before April 26, 1996, for the annual meeting of shareholders to be held on May 29, 1996 are incorporated by reference into Parts I and III of this Form F-2 Report.

This document contains 95 pages.

                             1995 Form F-2 Contents



                                                                            Page
Part I

     Item 1.  Business.............................................           3
     Item 2.  Properties...........................................          23
     Item 3.  Legal Proceedings....................................          25
     Item 4.  Security Ownership of Certain Beneficial Owners
                and Management.....................................          25


Part II

     Item 5.  Market for the Bank's Common Stock and
                Related Security Holder Matters....................          26
     Item 6.  Selected Financial Data..............................          27
     Item 7.  Management's Discussion and Analysis of Financial
                Condition and Results of Operations................          31
     Item 8.  Financial Statements and Supplementary Data..........          51


Part III

     Item 9.  Directors and Principal Officers of the Bank.........          83
     Item 10. Management Compensation and Transactions.............          85


Part IV

     Item 11. Exhibits, Financial Statement Schedules and
                Reports on Form F-3................................          85


Signatures.........................................................          93

                                     PART I

ITEM 1.  BUSINESS

PROPOSED MERGER

On February 6, 1996, Lafayette American Bank and Trust Company (the "Bank") announced a strategic alliance, through merger, with HUBCO, Inc. ("HUBCO"), a New Jersey based bank holding company. Under the proposed merger, which is subject to various conditions including regulatory approvals and approval by the shareholders of both the Bank and HUBCO, each share of the Bank's common stock will convert into 0.588 of a share of HUBCO common stock. In connection with the merger agreement, the Bank and HUBCO entered into a stock option agreement dated February 5, 1996 pursuant to which HUBCO will have an option to purchase 2,400,000 shares of the Bank's common stock at $10.75 per share, which option is exercisable in certain circumstances. The proposed transaction is expected to close in the second or third quarter of 1996. Certain merger costs and related restructuring charges will be incurred by the Bank in 1996.


GENERAL

The Bank is a state bank organized under the Laws of the State of Connecticut and subject to regulation by the State of Connecticut Department of Banking (the "State") and by the Federal Deposit Insurance Corporation (the "FDIC"). The Bank was incorporated in 1964 and commenced banking operations in January 1965. Based in Bridgeport, Connecticut the Bank operates nineteen (19) banking offices, located mainly in Fairfield and New Haven counties and is the largest commercial bank headquartered in Connecticut.

In May 1995, the Bank entered into a strategic alliance with Sachem Trust National Association (Sachem) whereby the Bank agreed to sell its trust business to Sachem. In September 1995, the Bank closed on this transaction and will share in a portion of future revenues to be derived by Sachem, if any, for a period of six years. For further information regarding this transaction, see ITEM 7, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

The Bank is engaged in the full service commercial and consumer banking business. It emphasizes personalized banking services for small- to medium-sized business firms and, accordingly, stresses such activities as short and long-term business lending. It also offers general services to the public, including checking, savings, club and money market accounts, certificates of deposit, personal loans, residential mortgage loans, education loans and other consumer-oriented financial services, as well as safe deposit facilities. Individual retirement accounts are also offered to its customers.
Deposits are insured up to prescribed limits by the FDIC.

The Bank's retail service area is presently concentrated in the Connecticut cities and towns of Bridgeport, Cheshire, Fairfield, Hamden, Meriden, Middlefield, New Haven, North Haven, Norwalk, Stratford, Trumbull, West Haven and Westport, but it also serves other surrounding communities. Industrial, retail, professional service and manufacturing organizations of all sizes are situated within its service area as well as homes and service businesses for the employees of these industries and the residents thereof.

AMBA Realty Corporation and AMBA II Realty Corporation are wholly-owned subsidiaries of the Bank which were incorporated in Connecticut on March 27, 1974 and October 31, 1994, respectively. The companies are utilized for the purpose of holding, developing and disposing of properties obtained through foreclosure proceedings. LAI Company, the Bank's third wholly-owned subsidiary, was incorporated in Connecticut on November 22, 1995 for the purpose of investing in the common stock of other Connecticut based financial institutions.

The Bank is not presently a member bank of the Federal Reserve System. As of December 31, 1995, the Bank was a temporary shareholder in the Federal Home Loan Bank of Boston and on February 5, 1996 its application for membership was approved. Federal Home Loan Bank membership provides the Bank with an additional credit facility by way of access to fixed and variable rate advances available under various optional terms.

As of December 31, 1995, the Bank had total assets of $735,405,000, loans of $518,046,000, deposits of $636,343,000 and shareholders' equity of $59,509,000.
For more detailed information concerning the Bank's financial condition, see
ITEM 7, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and ITEM 8 "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."


EMPLOYEES

As of December 31, 1995, the Bank and its subsidiaries employed 285 persons on a full-time equivalent basis, all of whom were employees of the Bank. Relations with employees are considered to be satisfactory.


COMPETITION

Competition for consumer services and deposits within the Bank's market area is intense among commercial banks and other financial service institutions. The Bank must compete with many other institutions, some of which are substantially larger and have resources substantially greater than the Bank, for obtaining deposits and making loans. Branches of many other commercial banks are located in the cities and towns within which the Bank does business.

The Bank also competes directly with savings banks, savings and loan associations, credit unions and other financial institutions in its market area for savings deposits, money market deposits, time deposits and commercial, mortgage and consumer loans. Moreover, Connecticut thrift institutions are permitted to offer some personal and business banking services in competition with the Bank. Competition is heightened by the effect of state laws and regulations which permit statewide branching and interstate banking.

The Bank is one of three depository institutions headquartered in Bridgeport. The largest of these institutions had approximately $6.9 billion in assets reported as of December 31, 1995, the Bank had approximately $735,400,000 in assets and the third institution had approximately $109,700,000 in assets at that date. In addition to these three Bridgeport-based institutions, three other depository institutions currently maintain banking offices in Bridgeport. The Bank stresses its local identity and community orientation in developing and marketing its products and services. In addition, the Bank focuses on the small- to medium-sized commercial customers, where it emphasizes personal, responsive and efficient services. The Bank supplements this market focus by seeking to demonstrate that it has the capacity and willingness to understand these customers' financial needs and objectives. The Bank's market strategy includes expanding this focus to its retail banking efforts.


REGULATION AND SUPERVISION

  FIRREA

The Financial Institution Reform, Recovery and Enforcement Act of 1989 ("FIRREA") restructured the regulation, supervision and deposit insurance of savings and loan associations and federal savings banks whose deposits were formerly insured by the Federal Savings and Loan Insurance Corporation ("FSLIC"). FSLIC was replaced by the Savings Association Insurance Fund ("SAIF") administered by the FDIC. A separate fund, the Bank Insurance Fund ("BIF"), which was essentially a continuation of the FDIC's then existing fund, was established for banks and state savings banks.

The FDIC has developed a risk-based assessment system, under which the assessment rate for an insured depository institution varies according to its level of risk. An institution's risk category is based upon whether the institution is well capitalized, adequately capitalized or less than adequately capitalized and the institution's "supervisory subgroups": Subgroup A, B or C. Subgroup A institutions are financially sound institutions with a few minor weaknesses; Subgroup B institutions are institutions that demonstrate weaknesses which, if not corrected, could result in significant deterioration; and Subgroup C institutions are institutions for which there is a substantial probability that the FDIC will suffer a loss in connection with the institution unless effective action is taken to correct the areas of weakness. Based on its capital and supervisory subgroups, each BIF or SAIF member institution is assigned an annual FDIC assessment rate per $100 of insured deposits varying between 0.23% per annum (for well capitalized Subgroup A institutions) and 0.31% per annum (for undercapitalized Subgroup C institutions). Well capitalized Subgroup B and Subgroup C institutions will be assigned assessment rates per $100 of insured deposits of 0.26% per annum and 0.29% per annum, respectively. On August 8, 1995, the FDIC approved an amendment to its regulation on assessments establishing a new assessment rate schedule which would range from 0.04% to 0.31% for members of BIF. The new rate schedule took effect September 29, 1995. On November 14, 1995 the FDIC voted to establish a new assessment rate schedule which would range from zero to .27% for members of BIF, subject to certain minimums. The new assessment rate schedule is effective January 1, 1996. As a result of these changes, the Bank expects that its FDIC insurance expense in 1996 will be significantly less than in 1995.

FIRREA and the Crime Control Act of 1990 expanded the enforcement powers available to federal banking regulators, including providing greater flexibility to impose enforcement actions, expanding the persons dealing with a bank who are subject to enforcement actions, and increasing the potential civil and criminal penalties.

Under FIRREA, failure to meet capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the imposition of a cease and desist order which, depending on its terms, could severely restrict the institution's activities or cause the termination of deposit insurance by the FDIC.

  FDICIA

Enacted in December 1991, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") substantially revised the bank regulatory provisions of the Federal Deposit Insurance Act and several other federal banking statutes. Among other things, FDICIA required federal banking agencies to broaden the scope of regulatory corrective action taken with respect to banks that do not meet minimum capital requirements and to take such actions promptly in order to minimize losses to the FDIC. Under FDICIA, federal banking agencies were required to establish minimum levels of capital (including both a leverage limit and risk-based capital requirements) and specify for each capital measure the levels at which depository institutions will be considered "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" or "critically undercapitalized." These minimum capital levels became effective on December 19, 1992.

Under regulations adopted under these provisions, for an institution to be well capitalized it must have a total risk-based capital ratio of at least 10%, a Tier 1 risk-based capital ratio of at least 6% and a Tier 1 leverage ratio of at least 5% and not be subject to any specific capital order or directive. For an institution to be adequately capitalized, it must have a total risk-based capital ratio of at least 8%, a Tier 1 risk-based capital ratio of at least 4% and a Tier 1 leverage ratio of at least 4% (or in some cases 3%). Under the regulations, an institution will be deemed to be undercapitalized if the bank has a total risk-based capital ratio that is less than 8%, a Tier 1 risk-based capital ratio that is less than 4% or a Tier 1 leverage ratio of less than 4% (or in some cases 3%). An institution will be deemed to be significantly undercapitalized if the bank has a total risk-based capital ratio that is less than 6%, a Tier 1 risk-based capital ratio that is less than 3% or a Tier 1 leverage ratio of less than 3% and will be deemed to be critically undercapitalized if it has a ratio of tangible equity to total assets that is equal to or less than 2%.

The FDIC has adopted a rule to implement the FDICIA requirement that risk-based capital rules take account of interest rate risk. The rule focuses on institutions having relatively high levels of measured interest rate risk and considers the effect that changing interest rates would have upon the value of an institution's assets, liabilities and off balance sheet positions.

FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. Undercapitalized depository institutions are subject to growth limitations and prohibitions on the payment of interest rates on deposits in excess of 75 basis points above the average market yields for comparable deposits. In addition, such institutions must submit a capital restoration plan which is acceptable to applicable federal banking agencies and which must include a guarantee from the parent holding company that the institution will comply with such plan.

Significantly undercapitalized depository institutions may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets or to cease accepting deposits from correspondent banks and restrictions on senior executive compensation and on inter-affiliate transactions. Critically undercapitalized institutions are subject to a number of additional restrictions, including the appointment of a receiver or conservator.

Regulations promulgated under FDICIA also require that an institution monitor its capital levels closely and notify its appropriate federal banking regulators within 15 days of any material events that affect the capital position of the institution. FDICIA also contains a variety of other provisions that affect the operations of the Bank, including certain reporting requirements, regulatory standards and guidelines for real estate lending, "truth in savings" provisions, the requirement that a depository institution give 90 days prior notice to customers and regulatory authorities before closing any branch, certain restrictions on investments and activities of state-chartered insured banks and their subsidiaries, limitations on credit exposure between banks, restrictions on loans to a bank's insiders, guidelines governing regulatory examinations and a prohibition on the acceptance or renewal of brokered deposits by depository institutions that are not well capitalized or are adequately capitalized and have not received a waiver from the FDIC.

FDICIA directs that each federal banking agency prescribe standards for depository institutions and depository institution holding companies relating to internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and quality, a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses, a minimum ratio of market value to book value for publicly traded shares (if feasible) and such other standards as the agency deems appropriate.

Finally, FDICIA limits the discretion of the FDIC with respect to deposit insurance coverage by requiring that, except in very limited circumstances, the FDIC's course of action in resolving a problem bank must constitute the "least costly resolution" for BIF or SAIF, as the case may be. The FDIC has interpreted this standard as requiring it not to protect deposits exceeding the $100,000 insurance limit in more situations than was previously the case.

For additional information regarding the capital ratios of the Bank, see ITEM 7, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - Capital Resources" and ITEM 1, "BUSINESS - Regulatory Order" below.


  Regulatory Order

During the second quarter of 1995, the State and the FDIC concluded concurrent full "safety and soundness" examinations of the Bank. Subsequent to June 30, 1995, the Bank was formally notified by the FDIC that the FDIC and State were in agreement that the June 25, 1992 Stipulation and Consent to a Cease and Desist Order (the "FDIC Order") under which the Bank had been operating, should be terminated upon their receipt of an acceptable Board of Directors' resolution. In compliance with their request, on July 26, 1995, the Bank's Board of Directors adopted a resolution which included, among other matters, a commitment that the Bank maintain a Tier 1 leverage capital ratio at a minimum of 6%. On July 31, 1995, the FDIC terminated the FDIC Order.

  Dividend Capability

In accordance with a Board of Director resolution and regulatory approval, during the third quarter of 1995 a transfer from the Bank's capital surplus account to retained earnings was recorded in the amount of $13,028,000. Such transfer eliminated the Bank's accumulated deficit as of June 30, 1995 and certain technical requirements regarding dividend payments which apply while an accumulated deficit exists.

On October 11, 1995, the Board of Directors of the Bank declared its first cash dividend since the second quarter of 1990. The dividend amounted to $.05 per common share payable on November 3, 1995 to shareholders of record on October 23, 1995.

Under Connecticut law, the Bank may declare and pay cash dividends only from the current year's and the prior two year's retained net profits as defined.


STATISTICAL INFORMATION

The following supplementary statistical information required under Guide 3 should be read in conjunction with the related consolidated financial statements and notes thereto under ITEM 8 of this Form F-2 Report and ITEM 7, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS." Certain reclassifications have been made to the 1991 through 1994 statistical information to conform with the 1995 presentation. The average balances presented in the statistical information are based upon average daily amounts.


I. Distribution of Assets, Liabilities and Shareholders' Equity; Interest Rates and Interest Differential

See Part II, ITEM 7, "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" under the caption "Net Interest Income" for the information required under this item.

II.  Investment Portfolio

The following table presents the carrying value of securities available for sale (at fair value) and held to maturity (at amortized cost), by type, at year-end for each of the last three years.

                                                        December 31,
                                            ------------------------------------
                                               1995          1994         1993
                                            --------      --------       -------
                                                       (in thousands)
Available for Sale:
-------------------
U.S. Treasury ........................      $  3,514      $ 21,061       $13,119
U.S. Government agencies .............        14,977         9,761         5,002
Mortgage-backed securities ...........        86,324        31,604        46,969
Obligations of states and
  political subdivisions .............           125           125           125
Other debt securities ................         5,366         2,216         1,000
Marketable equity securities .........         3,309           699           313
                                            --------      --------       -------
    Total ............................      $113,615      $ 65,466       $66,528
                                            ========      ========       =======



Held to Maturity:
-----------------
U.S. Government agencies .............      $   --        $ 27,908       $27,911
Mortgage-backed securities ...........        27,854        78,821        28,077
Other debt securities ................          --           3,007         1,516
                                            --------      --------       -------
    Total ............................      $ 27,854      $109,736       $57,504
                                            ========      ========       =======

During the fourth quarter of 1995, the Financial Accounting Standards Board announced that it was suspending the transfer provisions of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" for the period beginning on November 15, 1995 and ending December 31, 1995 to allow for the transfer of debt securities from the held to maturity category to the available for sale category without forcing the entire held to maturity portfolio to be revalued. During this period, the Bank transferred held to maturity securities in the amount of $87,518,000 to the available for sale category. In conjunction with this transfer, the Bank reported a loss of $249,000 in 1995 on the disposition of certain securities classified as available for sale. Reinvestment of these proceeds is expected to enhance future earnings.

For information regarding the fair value and unrealized gains and losses of the Bank's investment portfolio, see Note 3 of Notes to Consolidated Financial Statements.

The following table shows the maturities and weighted average tax equivalent yields of the Bank's securities available for sale and held to maturity as of December 31, 1995. The weighted average yields on income from tax-exempt obligations of states and political subdivisions have been adjusted to a tax equivalent basis using a Federal income tax rate of 34% and an 11.25% State income tax rate.

`


                                                                            Maturity
                                   ---------------------------------------------------------------------------------------------
                                                             After One Year         After Five Years
                                                            But Within Five          But Within Ten
                                     Within One Year              Years                   Years                After Ten Years
                                   ------------------      ------------------      ------------------        -------------------
                                    Amount      Yield      Amount       Yield      Amount       Yield        Amount        Yield
                                   -------      -----      -------      -----      ------       -----        ------        -----
                                                    (dollars in thousands)
Available for Sale:
-------------------
U.S. Treasury ..................   $ 1,501      3.95%      $ 2,019       5.13%     $  --          -- %       $  --           -- %
U.S. Government agencies .......      --         --         14,935       5.99         --          --            --           --
Mortgage-backed
  securities (1) ...............      --         --         12,273       5.37       12,086       5.56         61,999        6.64
Obligations of states
  and political
  subdivisions .................      --         --           --          --          --          --             125        3.50
Other debt securities ..........       250      8.50         5,007       5.80          150       6.44           --           --
Marketable equity
  securities ...................      --         --           --          --          --          --           3,290         .88
                                    ------                 -------                 -------                   -------
    Total ......................    $1,751      4.60       $34,234       5.65      $12,236       6.97        $65,414        6.17
                                    ======                 =======                 =======                   =======

Held to Maturity:
-----------------
Mortgage-backed
  securities .....................  $  --        -- %      $ 1,431       9.00%     $ 5,830       6.14%       $20,593        6.97%
                                    ======                 =======                 =======                   =======

(1) Based upon final maturity of the individual loans in the mortgage-backed pools.

III.  Loan Portfolio

The amounts of loans outstanding and the percent of the total represented by each type on the dates indicated were as follows:

                                                                       December 31,
                         --------------------------------------------------------------------------------------------------------
                                1995                  1994                 1993                  1992                 1991
                         ----------------      ----------------      ----------------      ----------------     -----------------
                          Amount       %        Amount       %        Amount       %        Amount       %       Amount        %
                         --------     ---      --------     ---      --------     ---      --------     ---     --------      ---
                                                                  (dollars in thousands)
Commercial
  loans ..............   $112,422      22      $ 98,913      23      $101,371      25      $138,958      29     $159,029       30
Loans secured by
  real estate:
  Commercial and
    other ............    202,849      39       183,272      42       171,460      42       180,120      38      187,075       37
  1-4 Family
    residential ......    179,437      35       131,535      30       110,231      27       120,757      26      132,859       25
  Construction .......      6,575       1         6,599       1         8,606       2        15,323       3       16,792        3
Loans to
  individuals ........     16,763       3        15,437       4        17,362       4        20,416       4       28,082        5
                         --------     ---      --------     ---      --------     ---      --------     ---     --------      ---
    Total ............    518,046     100       435,756     100       409,030     100       475,574     100      523,837      100
                                      ===                   ===                   ===                   ===                   ===
Less - Reserve for
  possible loan
  losses...........         8,562                 9,631                15,353                16,540               14,209
                         --------              --------              --------              --------             --------
    Loans, net.....      $509,484              $426,125              $393,677              $459,034             $509,628
                         ========              ========              ========              ========             ========


The following table reflects the maturity of loans (excluding real estate mortgage and installment loans) outstanding as of December 31, 1995. The table also reflects the amounts due after one year classified according to the sensitivity to changes in interest rates:

                                                    After
                                                  One Year
                                       Within    But Within    After
                                      One Year   Five Years  Five Years   Total
                                      --------   ----------  ----------  -------
                                                   (in thousands)

Commercial loans ...................  $101,683     $10,571     $168     $112,422
Loans secured by real
  estate:
  Construction loans ...............     6,575        --        --         6,575
                                      --------     -------     ----     --------
    Total ..........................  $108,258     $10,571     $168     $118,997
                                      ========     =======     ====     ========

Loans maturing after one year with:
  Fixed interest rates..............               $ 3,515     $168     $  3,683
  Variable interest rates...........                 7,056      --         7,056
                                                   -------     ----     --------
    Total...........................               $10,571     $168     $ 10,739
                                                   =======     ====     ========

Commitments and Lines of Credit

Letters of credit represent extensions of credit granted in the normal course of business which are not reflected in the Bank's consolidated financial statements. As of December 31, 1995, the Bank was contingently liable for letters of credit of $5,448,000 of which $5,438,000 represented standby letters of credit. In addition, the Bank has issued lines of credit to customers. Borrowing under such lines of credit are usually for the working capital needs of the borrower. As of December 31, 1995, the Bank had extended commitments on lines of credit in the aggregate amount of $63,835,000. Such amounts represent the portion of total commitments which had not been used by customers as of December 31, 1995.


Loan to a Director

On November 25, 1988, the Bank approved a $1,000,000 unsecured credit line to a certain Director. The line of credit carried an interest rate of the Bank's prime. The interest rate was subsequently increased on April 17, 1990 to the Bank's prime plus 1/2%. The Director secured the note on August 23, 1990 with the assignment of his partnership interest in a real estate venture. During 1994, the note was further secured by a third mortgage on a commercial building, a pledge of shares of the Bank's common stock and the assignment of a term life insurance policy. The outstanding balance on the loan was classified as a substandard asset as of June 30, 1993. As of January 31, 1996, the outstanding balance on the note of $842,494 was classified by the Bank as substandard. All payments have been and continue to be made in accordance with the loan's terms.

Nonperforming Assets and Accruing Loans Past Due 90 Days or More

Certain risks are inherent in the Bank's lending activities. One measurement of the amount of risk in the Bank's loan portfolio is the level of nonperforming assets. Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned.

Generally, a loan (including a loan impaired under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114)) is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. Interest previously accrued on these loans and not yet paid is reversed and charged against income during the period in which the loan is placed on a nonaccrual status, except where the Bank has determined that such loans are well secured as to principal and interest and are in the process of collection. Interest earned thereafter is only included in income to the extent that it is actually collected. Loans are removed from nonaccrual status when they become current as to both principal and interest and when future payments are estimated to be fully collectible.

Restructured loans are loans the terms of which have been restructured to provide a reduction, forgiveness or deferral of interest or principal because of deterioration in the financial position of the borrower. Interest on restructured loans is only recognized in current income at the renegotiated reduced rate and then only to the extent such interest is deemed collectible and the borrower has demonstrated repayment performance.

Other real estate owned, comprised of real estate acquired through foreclosure or acceptance of a deed in lieu of foreclosure, is stated at the lower of cost or fair value minus estimated costs to sell (i.e., market). Property is transferred to other real estate owned at the lower of cost or estimated market value, with any cost over market value amount at the date of transfer charged to the reserve for possible loan losses. Any further diminution in value based on changes to estimated market value is charged to the reserve for foreclosed property losses. Holding costs are charged to foreclosed property expense in the period in which they are incurred. In order to facilitate the sale and ultimate disposition of other real estate owned, the Bank may finance the sale of the property at market rates to qualified, creditworthy borrowers.

As part of management's determination of nonperforming assets, management reviews and identifies certain other assets which may be impaired based upon current collateral and financial conditions. The accrual of interest on such assets is discontinued at the judgement of management.

The Bank's nonperforming assets and accruing loans past due 90 days or more (included in loans, assets held for sale and other real estate owned in the consolidated balance sheets) were as follows on the dates indicated:


                                                                            Year Ended December 31,
                                                    -----------------------------------------------------------------------
                                                      1995            1994            1993            1992           1991
                                                    --------        --------        --------        --------       --------
                                                                            (dollars in thousands)

Nonaccrual loans...............................     $  7,103        $  8,893        $ 34,703        $ 36,781       $ 43,872
Restructured loans.............................          676           3,070          10,071           6,558          2,792
                                                    --------        --------        --------        --------       --------
  Total nonperforming loans....................        7,779          11,963          44,774          43,339         46,664
Other real estate owned
  including properties
  held for sale................................        5,460           6,966          10,100           9,549          7,678
                                                    --------        --------        --------        --------       --------
  Total nonperforming assets...................     $ 13,239        $ 18,929        $ 54,874        $ 52,888       $ 54,342
                                                    ========        ========        ========        ========       ========
Accruing loans past due 90
  days or more as to
  principal or interest........................     $      1        $     24        $  1,068        $    439       $  1,969
                                                    ========        ========        ========        ========       ========
Year-end loans, other
  real estate owned and
  assets held for sale (1).....................     $523,506        $442,722        $445,453        $485,123       $531,515
                                                    ========        ========        ========        ========       ========
Nonperforming assets as a
  percentage of year-end
  loans, other real estate
  owned and assets held
  for sale (1).................................         2.53%           4.28%          12.32%          10.90%         10.22%
                                                    ========        ========        ========        ========       ========
Reserve for possible loan
  losses (2) as a percentage
  of nonperforming loans.......................       110.07%          80.51%          34.29%          38.16%         30.45%
                                                    ========        ========        ========        ========       ========
Reserve for possible loan
  and foreclosed property
  losses (2) as a percentage
  of nonperforming assets......................        64.67%          50.88%          27.98%          31.78%         26.76%
                                                    ========        ========        ========        ========       ========
Reserves for possible loan,
  foreclosed property and
  assets held for sale
  losses as a percentage of
  nonperforming assets.........................        64.67%          50.88%          42.47%          31.78%         26.76%
                                                    ========        ========        ========        ========       ========

(1) Before related reserves for losses.

(2) Before reserve for losses with respect to accelerated disposition of assets held for sale.


Included on the consolidated balance sheets as of December 31, 1995 and 1994 is $5,347,000 and $5,581,000, respectively, of net cash surrender value (net of insurance premium loans in the amount of $1,521,000 and $585,000, respectively) pertaining to life insurance policies issued by a company (affiliated with Confederation Life Insurance Company of Canada) which was placed in rehabilitation during the third quarter of 1994. On October 17, 1995 it was announced that Pacific Mutual Life Insurance Company (Pacific Mutual) was the winning bidder for the corporate-owned life insurance business. Although uncertainties exist as a result of the rehabilitation process and although the Bank has ceased accruing interest on this asset, the information available to the Bank does not indicate that this asset (which is not included in the nonperforming asset table above) is impaired.

The Bank did not have any loans where there was serious doubt (based on information available to management at year-end) as to the borrowers' ability to perform in accordance with loan terms which were not included in nonperforming assets as of December 31, 1995.

For the year ended December 31, 1995, nonperforming asset activity was as follows (in thousands):

           Balance, December 31, 1994...........    $18,929
             Additions..........................      8,926
             Resolutions........................     (8,907)
             Charge-offs/write-downs............     (5,709)
                                                    -------
           Balance, December 31, 1995...........    $13,239
                                                    =======

The following table sets forth the types of properties, dollar amounts and number of units by type of property which constitute the Bank's other real estate owned as of December 31, 1995 (dollars in thousands):

Types of                                                 Carrying
Properties                                   Units         Value
----------                                   -----       --------
Single family...........................       4          $  186
Multi-family (more than five units).....       1             250
Commercial..............................       7           5,024
                                              --          ------
  Total.................................      12          $5,460
                                              ==          ======

The review and evaluation of nonperforming loans and the carrying value of other real estate owned are performed quarterly. The following table summarizes the Bank's collateral position on nonperforming assets as of December 31, 1995.


                                       Asset          Net Realizable
                                     Carrying            Value of      Unsecured
                                       Value          Collateral(1)    Position
                                     --------         -------------    --------
                                                     (in thousands)

Nonaccrual loans...................   $ 7,103           $ 6,974          $129
Restructured loans.................       676               676           --
                                      -------           -------          ----
  Total nonperforming loans........     7,779             7,650           129
Other real estate owned............     5,460             5,460           --
                                      -------           -------          ----
  Total nonperforming assets.......   $13,239           $13,110          $129
                                      =======           =======          ====

(1)  Represents the lesser of fair market value or the asset carrying value.

The Bank attempts to maintain an excess of the reserve for possible loan losses over the unsecured portion of nonperforming assets to cover uncertainties in the loan portfolio of a general or specific nature as a result of the Bank's credit review function.

The significant decline in nonperforming assets from $54,874,000 as of December 31, 1993 to $18,929,000 as of December 31, 1994 to $13,239,000 as of year-end
1995 is indicative of the success of management's focused efforts on their resolution. The decline is a direct result of management's altered problem asset workout strategy adopted in the fourth quarter of 1993 to accelerate the disposition of certain problem loans and foreclosed properties at approximate liquidation values through a "bulk sale" and "sealed-bid sale" which was completed during the first quarter of 1994 as well as additional resolutions and charge-offs/write-downs of nonperforming assets on an individual basis during 1994 and 1995.

The Bank operates principally in Fairfield and New Haven counties in Connecticut. During the period 1989 through 1993, Connecticut experienced a severe decline in economic conditions and deterioration of real estate values which is reflected in the Bank's high level of nonperforming assets during the years 1991 to 1993. The economic deterioration, which began in large part as the result of overbuilt real estate facilities causing declines in values, expanded to a much more broadly based economic downturn, including a decline in defense spending, business closings and relocation of manufacturing operations out of state, all of which have had an adverse economic effect on many companies doing business in the Bank's market area and on the Bank. While certain economic statistics for 1995 indicate the Connecticut economy is recovering and real estate values are leveling, the prospects as to the extent and timing of future improvement in the economy remain uncertain. The Connecticut economy remains sluggish and does not appear to be recovering at the rate of the national and New England recoveries. However, economic statistics indicate that Fairfield County has rebounded more rapidly than, and its recovery is outpacing, other sectors within the state.

Although the Bank makes loans on an unsecured basis, it should be noted that the Bank prefers not to lend to even its most creditworthy borrowers on an unsecured basis. Accordingly, the Bank accepts residential and commercial real estate as collateral on commercial loans. The source of collateral does not always correlate with the borrower's use of the loan proceeds. To this extent, serious declines in real estate values in the Bank's market area would negatively affect the collateral securing its commercial and real estate loans but not necessarily impact the borrower's ability to meet the terms of these loans. The Bank has not made loans to borrowers outside the United States.

For the year ended December 31, 1995, income recognized on nonaccrual and restructured loans outstanding was $290,000. Income that would have been recognized during 1995 on such loans if such loans had been current in accordance with their original terms and had been outstanding throughout the year (or since origination if held for part of the year) was $1,130,000.

IV.  Summary of Loan Loss Experience and Charge-off Procedures;
       The Reserve for Possible Loan Losses

As a financial institution which assumes lending and credit risks as a principal element in its business, the Bank anticipates that credit losses will be experienced in the normal course of business. Accordingly, management of the Bank regularly monitors the adequacy of the reserve for possible loan losses. Management has a formal credit review function to evaluate the credit and market risk of loans on a periodic basis, which includes obtaining appraisals of assets securing loans reflecting current market conditions. The Bank utilizes a loan grading system methodology as well as evaluating impaired loans in accordance with the standards of SFAS 114 to determine the appropriate level of the reserve for possible loan losses. The loan grading system involves a review of the commercial, real estate and consumer loan portfolios with added emphasis on the Bank's larger commercial credits. Various factors are involved in determining the loan grading, including the cash flow and financial status of the borrower, the existence and nature of collateral, and economic conditions and their impact on the borrower's industry. These reviews are dependent upon estimates, appraisals and judgments which can change quickly due to economic conditions and the Bank's perceptions as to how these conditions affect the debtor's economic prospects. In accordance with the standards of SFAS 114 impaired loans within their scope are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or the observable market price of the impaired loan or the fair value of the collateral if the loan is collateral dependent. Any valuation reserve necessary under the standards is considered in determining the level of the Bank's overall reserve for possible loan losses. Quarterly, the reserve for possible loan losses is reviewed based on the most recent loan data and is adjusted, in management's judgment, to the amount necessary to maintain adequate reserve levels.

Loan losses or recoveries are charged or credited directly to the reserve. When management decides that a loan has a substantial risk of noncollectability, that portion of the principal of the asset deemed to be uncollectible is charged against the reserve.

The following table summarizes loan balances at the end of each year and daily averages; changes in the reserve for possible loan losses arising from loans charged-off and recoveries on loans previously charged-off, by loan category; and additions to the reserve which have been charged to expense.

                                                              Year Ended December 31,
                                   ---------------------------------------------------------------------------
                                     1995              1994            1993              1992             1991
                                     ----              ----            ----              ----             ----
                                                              (dollars in thousands)
Loans at end of year...........   $518,046          $435,756         $409,030          $475,574         $523,837
                                  ========          ========         ========          ========         ========

Average amount of loans
  outstanding during
  the year.....................   $464,629          $420,226         $455,698          $500,199         $536,408
                                  ========          ========         ========          ========         ========

Reserve at beginning
  of year......................   $  9,631          $ 15,353         $ 16,540          $ 14,209         $  9,560

Loans charged-off:
  Commercial...................      1,489             5,528            4,359             9,057            2,788
  Loans secured by real estate:
    Commercial and other.......      2,594             4,358           11,433             2,925            5,201
    1-4 family residential.....        777               975            1,392             1,367              616
    Construction...............         75               474              482                62              137
  Loans to individuals.........        132               128            1,039               846              874
                                  --------          --------         --------          --------         --------
    Total loans charged-off....      5,067            11,463           18,705            14,257            9,616
                                  --------          --------         --------          --------         --------

Recoveries on loans
 previously charged-off:
    Commercial.................        407               662              349               153              107
    Loans secured by real
      estate:
      Commercial and other.....        254               152                1                12               65
      1-4 family residential...         82               111              332                46               42
      Construction.............         40                17              --                --               --
    Loans to individuals.......         25                39              118               169               88
                                  --------          --------         --------          --------         --------
       Total recoveries........        808               981              800               380              302
                                  --------          --------         --------          --------         --------
Net loans charged-off..........      4,259            10,482           17,905            13,877            9,314
                                  --------          --------         --------          --------         --------
Additions to the reserve
  charged to expense...........      3,190             3,325           23,500            16,208           13,963
Transfer from (to) assets
  held for sale................        --              1,362           (6,782)              --               --
Transferred from reserve for
  foreclosed property losses...        --                 73              --                --               --
                                  --------          --------         --------          --------         --------
Reserve at end of year.........   $  8,562          $  9,631         $ 15,353          $ 16,540         $ 14,209
                                  ========          ========         ========          ========         ========
Net loans charged-off as
  a percentage of average
  loans........................       .92%             2.49%            3.93%             2.77%            1.74%
                                     ====              ====             ====              ====             ====
Reserve as a percentage
  of year-end loans (1)........      1.65%             2.21%            3.75%             3.48%            2.71%
                                     ====              ====             ====              ====             ====
(1) Excludes assets held for sale.

See Note 5 of Notes to Consolidated Financial Statements for an analysis of the changes in the reserve for foreclosed property losses.

The years 1995 and 1994 reflected significantly lower provisions for possible loan losses as a result of the accelerated disposition of certain problem loans through the "bulk sale" and "sealed-bid sale" completed during the first quarter of 1994 as well as additional resolutions of nonperforming assets on an individual basis during the period. The accelerated disposition strategy reduced nonperforming loans by approximately $8,430,000 and resulted in net charge-offs of $5,613,000 of loans held for sale. In anticipation of the completion of the Bank's common stock rights offering in February 1994, management altered its problem asset workout strategy in the fourth quarter of 1993 to accelerate the disposition of approximately $17,000,000 of problem loans and $3,000,000 of foreclosed properties at approximate liquidation values, a significant change from its former workout strategy. During the fourth quarter of 1993 this accelerated workout strategy resulted in an additional provision for possible loan losses of $6,300,000. During the three year period ended December 31, 1993, the Bank added significantly to its reserve for possible loan losses in each year in response to weakening economic conditions and declining real estate values in the Bank's market area which resulted in substantial levels of nonperforming loans and other real estate owned.

As of December 31, 1995, the reserve for possible loan losses was deemed adequate by management based on its estimate of the amounts required to absorb losses in the Bank's loan portfolio and the value of the collateral securing the loans based on known economic and real estate market conditions. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Components of Reserve for Possible Loan Losses

The following table presents the allocation of the reserve for possible loan losses by loan categories:

                                                                      December 31,
                                ----------------------------------------------------------------------------------------------------
                                     1995                 1994                 1993                 1992                 1991
                                     ----                 ----                 ----                 ----                 ----
                                           % of                 % of                 % of                 % of                 % of
                                           Loans                Loans                Loans                Loans                Loans
                                Amount      to       Amount      to       Amount      to       Amount      to       Amount      to
                                  of       Total       of       Total       of       Total       of       Total       of       Total
                                Reserve    Loans     Reserve    Loans     Reserve    Loans     Reserve    Loans     Reserve    Loans
                                ------      ---      ------      ---      -------     ---      -------     ---      -------     ---
                                                                     (dollars in thousands)
Commercial
  loans.................        $2,799       22%     $3,268       23%     $ 5,244      25%     $  NA        29%     $  NA        30%

Loans secured by
  real estate:
  Commercial and
    other...............         3,911       39       4,160       42        6,561      42         NA        38         NA        37
                                ------      ---      ------      ---      -------     ---      -------     ---      -------     ---
                                 6,710       61       7,428       65       11,805      67       12,215      67       10,395      67
  1-4 Family
    residential.........         1,217       35       1,008       30        1,156      27        1,241      26        1,066      25
  Construction..........           120        1         248        1          793       2          802       3          755       3
Loans to individuals....           186        3         172        4          273       4          298       4          256       5
Unallocated.............           329       --         775       --        1,326      --        1,984      --        1,737      --
                                ------      ---      ------      ---      -------     ---      -------     ---      -------     ---
    Total...............        $8,562      100%     $9,631      100%     $15,353     100%     $16,540     100%     $14,209     100%
                                ======      ===      ======      ===      =======     ===      =======     ===      =======     ===


NA = Not available for 1991 and 1992.


V.  Deposits

Deposits obtained through offices of the Bank have traditionally been the principal source of the Bank's funds for use in lending and other general business purposes. The Bank's current deposit products offered include savings accounts, personal and business demand accounts, NOW accounts, club accounts, money market deposit accounts and certificates of deposit ranging in terms from 30 days to four years. Included among these deposit products are Individual Retirement Accounts and Keogh retirement accounts, as well as certificates of deposit with balances of $100,000 or more. The Bank's deposits are obtained primarily from residents of and businesses located in its market area. In addition, the banking relationship of the principals of the businesses are an additional source of deposits. The Bank attracts deposit accounts primarily by offering a wide variety of services and accounts, competitive interest rates, and convenient office locations and service hours. It is not anticipated that the Bank will use brokered deposits as a source of funds in the foreseeable future.

The following table sets forth the average balances of and average rates paid on deposits for the years indicated:

                                        Year Ended December 31,
                   -----------------------------------------------------------------
                          1995                  1994                     1993
                   ------------------     ------------------      ------------------
                   Average    Average     Average    Average      Average    Average
                   Balance     Rate       Balance     Rate        Balance     Rate
                   -------     ----       -------     ----        -------     ----
                                       (dollars in thousands)
Demand............ $127,649     -- %      $120,970     -- %       $113,508     -- %
NOW...............   52,883    1.90         56,047    1.66          56,497    2.04
Savings...........  150,607    2.59        182,461    2.32         205,835    2.88
Money market......   22,005    2.51         22,579    2.28          25,376    2.80
Time..............  228,545    5.13        162,679    3.76         160,573    3.75
                   --------               --------                --------
  Total deposits.. $581,689    2.96       $544,736    2.16        $561,789    2.46
                   ========               ========                ========

The increase in average deposits in 1995 compared to 1994 reflects the Bank's renewed growth strategy while the reduction in average deposits in 1994 compared to 1993 reflected the downsizing strategy in effect from early 1992 until year-end 1994.

Interest rates paid on deposits by the Bank are competitive with rates paid by its competitors in its market area with the exception of lead products which are offered at premium rates and target terms that best suit the asset/liability needs of the Bank. The ability of the Bank to attract and maintain deposits and the Bank's cost of funds on these deposits, have been and will continue to be, significantly affected by economic and competitive conditions as well as the Bank's financial condition.

The decrease in average rates from 1993 to 1994 for NOW, savings and money market accounts reflects rate adjustments made in 1993 in response to declining market rates and remaining in effect for the full year in 1994. There was relatively no change in the rate on time deposits from 1993 to 1994 because rates were reduced aggressively during 1993 as the Bank shed $63 million in assets. The increases in average rate from 1994 to 1995 in each deposit category reflects the Bank's effort to retain and grow deposits in a market where prime rate increased 250 basis points.

Maturities of time deposits of $100,000 or more as of December 31, 1995 (in thousands) were:

Three months or less.....................     $11,266
Over three months to six months..........      14,911
Over six months to twelve months.........       8,658
Over twelve months.......................         659
                                              -------
  Total..................................     $35,494
                                              =======

VI.  Return on Equity and Assets

See Part II, ITEM 6, "SELECTED FINANCIAL DATA."


VII.  Short-Term Borrowings

A summary of certain information regarding securities sold under agreements to repurchase is presented below. Such transactions represent securities sold to customers or brokers, subject to an agreement to repurchase such securities on a short-term basis.

                                                Year Ended December 31,
                                           --------------------------------
                                              1995       1994        1993
                                              ----       ----        ----
                                                 (dollars in thousands)
Average for the year:
  Amount outstanding....................  $47,062     $14,301      $19,481
  Weighted average interest rate........     5.82%       4.29%        2.99%
At year-end:
  Amount outstanding....................  $18,459     $27,453      $ 6,150
  Weighted average interest rate........     5.12%       5.70%        2.56%
Maximum amount outstanding at any
  month-end during the year.............  $68,175     $29,704      $38,056

A summary of certain information regarding other short-term borrowings is presented below:

                                                Year Ended December 31,
                                           --------------------------------
                                              1995       1994        1993
                                              ----       ----        ----
                                                 (dollars in thousands)
Treasury Tax and Loan Note:

  Average for the year:
    Amount outstanding..................  $ 2,503     $ 2,404      $ 2,990
    Weighted average interest rate......     5.71%       3.70%        2.51%
  At year-end:
    Amount outstanding..................  $ 3,500     $ 3,500      $   --
    Weighted average interest rate......     5.03%       4.61%         -- %
  Maximum amount outstanding at any
    month-end during the year...........  $ 4,169     $ 4,918      $ 4,559

Federal Funds Purchased:

  Average for the year:
    Amount outstanding..................  $ 2,263     $ 1,800      $ 1,944
    Weighted average interest rate......     6.30%       4.57%        3.35%
  At year-end:
    Amount outstanding..................  $ 1,800     $ 3,100      $   --
    Weighted average interest rate......     6.19%       5.89%         -- %
  Maximum amount outstanding at any
    month-end during the year...........  $11,000     $ 8,400      $11,000

Federal Home Loan Bank Advances:

  Average for the year:
    Amount outstanding..................  $10,996     $25,438      $   915
    Weighted average interest rate......     6.11%       4.50%        3.34%
  At year-end:
    Amount outstanding..................  $ 8,315     $24,315      $   --
    Weighted average interest rate......     5.99%       6.15%         -- %
  Maximum amount outstanding at any
    month-end during the year...........  $24,315     $30,315      $15,000

ITEM 2.  PROPERTIES


The table below sets forth information concerning leases for the Bank's office locations as of December 31, 1995.
                                                           Lease
                                      Year    Square    Expiration
         Offices                     Opened    Feet        Date
         -------                     ------   ------    ----------
Main Office

  1087 Broad Street, Bridgeport(C)    1985    15,000     12/31/98

Bridgeport

  1640 Barnum Avenue                  1970     3,193     07/31/00
   300 Boston Avenue(A)               1984     2,000     12/31/03
   975 Madison Avenue                 1967     8,000     06/30/05

Cheshire

 1699 Highland Avenue (Rt. 10)        1986     3,078     06/30/02

Fairfield

  1838 Black Rock Turnpike            1991     2,693     04/30/06
  1643 Post Road                      1971     2,780     11/30/05

Hamden

  Quinnipiac College                  1975       500     Monthly
  1225 Dixwell Avenue(C)              1969     5,863     07/14/00
  2992 Dixwell Avenue                 1965    11,500     09/30/97

Meriden

  30 East Main Street                 1976     5,184     10/31/05

Middlefield

  500 Main Street                     1976     2,278     08/31/99

New Haven

  2 Whitney Avenue                    1986     1,841     12/31/96

North Haven

  2 Broadway Square                   1987     2,400     03/31/97

Norwalk

  184 Main Street                     1995     3,586     08/31/05

                                                           Lease
                                      Year    Square    Expiration
         Offices                     Opened    Feet        Date
         -------                     ------   ------    ----------

Stratford

  951 Stratford Avenue                1994     1,650     08/31/99
  2 Research Drive(B)                 1984     2,600     09/30/97

Trumbull

  Trumbull Shopping Park,
  5065 Main Street                    1973     1,532     01/31/97

West Haven

  100 Elm Street                      1976     4,800     09/25/96

Westport

  420 Post Road West                  1994     3,396     08/31/04
  244 Post Road East(C)(D)            1995     8,079     01/31/05

Executive and Lending Offices

  2321 Whitney Avenue, Hamden         1987     4,183     12/31/99

Operations Center

  2 Skiff Street, Hamden              1986    28,825     09/30/99

Loan Administration

  1057 Broad Street, Bridgeport       1990     8,880     12/31/98

(A)      Office space subleased.
(B)      Office space vacant.
(C)      Office space partially subleased.
(D) Branch office relocated in 1995 from previous, temporary, location opened in 1994.

As of December 31, 1995, the Bank provided traditional services from each of its 19 full-service branches. All offices are located in commercial or retail business areas, and have parking facilities for customers. Drive-in teller facilities are available at 15 of the branch locations and automated teller machines are available at 4 branch locations. The majority of the Bank's support and data processing operations are located in its Operations Center in Hamden, Connecticut.

The Bank owns a contiguous paved parcel of land used as a parking lot in connection with its Barnum Avenue branch in Bridgeport. It owns no other real property, except for temporary ownership of foreclosed properties while awaiting sale or other disposition. Rental expense for leased premises and equipment with an average remaining term of approximately five and one-half years was $1,750,000 for the year ended December 31, 1995, net of sublease income and amortization of a deferred gain on a sale-leaseback transaction totaling $118,000.

In order to improve the operating results of the Bank, management closed three branches in the first quarter of 1994. Since alternative uses could not be found for the vacated branch facilities, the Bank recognized a loss of approximately $1,470,000 in the fourth quarter of 1993, due to the abandonment of leasehold improvements and other associated costs. Subsequently, during the fourth quarter of 1994, the Bank reduced this abandonment loss by $337,000 as a result of the sublease of the former Boston Avenue branch and recognized a $50,000 gain on the sale of the former West End branch building.

The Bank leases certain facilities at rates which management believes were market rates as they existed at lease inception or lease renewal from related parties, including in some instances directors and partnerships which include directors and officers as partners. The leases expire at various dates through 1999. Generally, independent appraisals were used to determine the annual rentals contained in the leases. Rental expense under leases with related parties was approximately $235,000, $270,000 and $583,000 for the years ended December 31, 1995, 1994 and 1993, respectively.


ITEM 3.  LEGAL PROCEEDINGS


Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Bank and its subsidiaries. In the opinion of management, based on opinions of legal counsel, adequate reserves, if deemed necessary, have been established for these matters and their outcome is not expected to result in a significant adverse effect on the financial condition or future operating results of the Bank and its subsidiaries.

On February 2,1996, the Bank was named a defendant in a suit commenced by Amplicon, Inc. in the Superior Court of the State of California regarding the termination of a computer hardware and software lease. The complaint seeks monetary damages in excess of $1 million. Management believes, after consultation with legal counsel, that the Bank has substantial defenses to the claim. Although outcomes of legal proceedings cannot be assured, the Bank does not believe that this matter will result in a material adverse effect on the financial condition or future operating results of the Bank.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT


The information required under this item will be provided in the Bank's proxy statement which will be dated and filed with the FDIC on or before April 26, 1996 for the 1996 annual meeting of shareholders and is incorporated by reference. See information in the Bank's proxy statement under the caption, "STOCK OWNERSHIP OF MANAGEMENT AND PRINCIPAL SHAREHOLDERS."

                                     PART II


ITEM 5. MARKET FOR THE BANK'S COMMON STOCK AND RELATED
        SECURITY HOLDER MATTERS

The Bank's common stock is traded over-the-counter on the Nasdaq National Market under the symbol "LABK". The range of high and low sales prices (as reported by Nasdaq) for 1994 and 1995 is shown below.

                                                               Dividends
                                              High      Low     Declared
                                             -----     -----   ----------

Year Ended December 31, 1994:
  First Quarter.........................   $ 9.00     $4.50     $  -
  Second Quarter........................     6.75      5.00        -
  Third Quarter.........................     6.88      5.50        -
  Fourth Quarter........................     6.63      4.88        -

Year Ended December 31, 1995:
  First Quarter.........................   $ 8.00     $5.63     $  -
  Second Quarter........................     8.50      7.50        -
  Third Quarter.........................    10.25      8.13        -
  Fourth Quarter........................     9.56      8.75       .05

In accordance with a Board of Director resolution and regulatory approval, during the third quarter of 1995 a transfer from the Bank's capital surplus account to retained earnings was recorded in the amount of $13,028,000. Such transfer eliminated the Bank's accumulated deficit as of June 30, 1995 and certain technical requirements regarding dividend payments which apply while an accumulated deficit exists.

On October 11, 1995, the Board of Directors of the Bank declared its first cash dividend since the second quarter of 1990. The dividend amounted to $.05 per common share payable on November 3, 1995 to shareholders of record on October 23, 1995. A comparable dividend was declared by the Board of Directors during the first quarter of 1996. The Bank's merger agreement with HUBCO permits the Bank to increase its dividend level to a level consistent with HUBCO's quarterly dividend.

Holders of the Bank's common stock are entitled to dividends as and when declared by the Bank's Board of Directors out of funds legally available for the payment of dividends. The amount of future cash dividends, if any, will depend on an analysis of the Bank's earnings, financial condition and capital requirements, on any statutory and regulatory constraints that might be applicable to the Bank, and on such other factors as the Board of Directors may deem relevant. The Bank's ability to pay dividends is governed by Federal and state law and depends upon the maintenance of minimum regulatory capital levels and general business conditions. Under Connecticut law, the amount of dividends that the Bank may pay is limited to the current year's and the prior two years' retained net profits, as defined. In addition, dividends may not be paid by the Bank unless minimum regulatory capital levels are maintained and other regulatory requirements are satisfied.

The common stock of the Bank was held by 2,115 shareholders of record as of December 31, 1995. Although exact information is not available, the Bank believes that there are approximately an additional 2,450 beneficial owners.

ITEM 6.  SELECTED FINANCIAL DATA

The following tables set forth, in summary form, certain financial data for each of the years in the five year period ended December 31, 1995 and is qualified in its entirety by the detailed information and consolidated financial statements presented elsewhere herein.

                                                    For the Year Ended December 31,
                                   ----------------------------------------------------------------------
                                    1995          1994            1993             1992           1991
                                   ------        -------         ------           ------         ------
                                                              (in thousands)


Consolidated Statements
  of Income Data:

Interest income..............     $ 52,423       $42,583        $ 41,415        $ 54,253         $66,543
Interest expense.............       20,981        13,759          15,434          22,167          36,573
                                  --------       -------        --------         -------         -------
  Net interest income........       31,442        28,824          25,981          32,086          29,970
Provision for possible
  loan losses................        3,190         3,325          23,500          16,208          13,963
                                  --------       -------        --------         -------         -------
  Net interest income
    after provision
    for possible loan
    losses...................       28,252        25,499           2,481          15,878          16,007
Noninterest income:
  Securities gains, net......          279           --            1,505           2,870           7,200
  Other......................        5,799         6,337           6,801           6,727           5,661
Noninterest expense:
  Branch closure and
    restructuring costs......          --            --            2,370             --              --
  Other......................       26,230        28,423          34,419          33,036          29,657
                                  --------       -------        --------         -------         -------
Income (loss) before income
  taxes and cumulative
  effect of change in
  accounting principle.......        8,100         3,413         (26,002)         (7,561)           (789)
Provision (benefit) for
  income taxes...............      (10,827)       (2,724)             16             260              94
                                  --------       -------        --------         -------         -------
Income (loss) before
  cumulative effect of
  change in accounting
  principle..................       18,927         6,137         (26,018)         (7,821)           (883)
Cumulative effect of change
  in accounting
  principle (1)..............          --            --           (3,118)            --              --
                                  --------       -------        --------         -------         -------
Net income (loss)............     $ 18,927       $ 6,137        $(29,136)        $(7,821)        $  (883)
                                  ========       =======        ========         =======         =======




                                             As of or for the Year Ended December 31,
                                    ------------------------------------------------------------
                                      1995        1994         1993         1992          1991
                                    -------     -------      --------     -------       -------
                                                     (dollars in thousands)
Consolidated Year-End
  Balance Sheet Data:
Total assets.................      $735,405     $673,751     $599,494     $662,463      $759,354
Securities...................       141,469      175,202      124,032      131,196       164,725
Loans........................       518,046      435,756      409,030      475,574       523,837
Reserve for possible
  loan losses................         8,562        9,631       15,353       16,540        14,209
Assets held for sale, net....           --           --        25,607          --            --
Deferred income taxes........        15,382        3,439          767        1,019           --
Other real estate owned, net.         5,460        6,966        2,866        9,281         7,343
Deposits.....................       636,343      570,409      551,850      603,170       662,988
Funds Borrowed:
  Short-term.................        33,280       50,638        6,150       22,230        46,197
  Long-term..................           315        8,315       30,315          --            --
Shareholders' equity.........        59,509       37,870        2,541       30,958        37,209
Nonperforming assets (2).....        13,239       18,929       54,874       52,888        54,342

Financial Ratios:

Return on average
  shareholders' equity.......         39.60%       19.86%     (117.06)%     (23.57)%       (2.18)%
Return on average
  total assets...............          2.71          .98        (4.53)       (1.09)         (.12)
Interest rate spread (3).....          4.14         4.44         3.85         4.31          3.60
Interest rate margin (4).....          4.92         5.00         4.36         4.89          4.45
Efficiency ratio (5).........         67.44        76.16        88.36        71.78         76.86
Average shareholders'
  equity as a percen-
  tage of average
  total assets...............          6.84         4.93         3.87         4.64          5.41
Total shareholders'
  equity as a percen-
  tage of total assets
  at year-end................          8.09         5.62          .42         4.67          4.90
Tier 1 leverage capital
  ratio (6)..................          6.79         6.02          .27         4.35          4.87
Total capital as a
  percentage of risk-
  weighted assets at
  year-end...................         10.53        10.06         1.70         7.38          7.80
Loans as a percentage
  of deposits at
  year-end...................         81.41        76.39        74.12        78.85         79.01
Nonperforming assets
  as a percentage of
  loans, other real
  estate owned and
  assets held for sale
  at year-end (2)............          2.53         4.28        12.32        10.90         10.22




                                                           As of or for the Year Ended December 31,
                                                ---------------------------------------------------------------
                                                  1995        1994           1993          1992          1991
                                                 ------      ------         ------        ------        ------
                                                        (dollars in thousands, except per share data)

Financial Ratios Continued:

Reserve for possible loan losses as a
  percentage of loans at year-end.........        1.65         2.21           3.75           3.48          2.71
Reserve for possible loan and foreclosed
  property losses (7) as a percentage of
  nonperforming assets at year-end........       64.67        50.88          27.98          31.78         26.76
Reserve for possible loan,
  foreclosed property and assets held for
  sale losses as a percentage of
  nonperforming assets at year-end........       64.67        50.88          42.47          31.78         26.76
Net charge-offs as a percentage of
  average loans ..........................         .92         2.49           3.93           2.77          1.74

Per Common Share Data (8):

Income (loss) before cumulative effect
 of change in accounting principle(1):
    Primary ..............................       $1.85        $ .69        $(14.86)        $(4.47)       $ (.50)
    Fully diluted ........................        1.84          .69         (14.86)         (4.47)         (.50)
Net income (loss):
  Primary ................................        1.85          .69         (16.64)         (4.47)         (.50)
  Fully diluted ..........................        1.84          .69         (16.64)         (4.47)         (.50)
Cash dividends declared...................         .05          --             --             --            --
Cash dividend pay out ratio...............        2.64%         --             --             --            --
Book value (9) ...........................        5.95         3.79            .20          16.80         21.26

Other Data:

Average common shares outstanding:
    Primary ..............................  10,235,953    8,870,266      1,750,458      1,750,458     1,750,458
    Fully diluted ........................  10,269,618    8,870,266      1,750,458      1,750,458     1,750,458
Number of full-time equivalent employees..         285          310            320            350           371
Number of shareholders of record:
    Common ...............................       2,115        2,219          2,142          2,191         2,247
    Preferred ............................         --           --              50             33           --



(1) Represents the effect of a change in accounting method for purchased mortgage servicing rights.

(2) Nonperforming assets consist of nonaccrual loans, certain restructured loans and other real estate owned.

(3) Represents the average rate earned on interest earning assets, computed on a tax equivalent basis, less the average rate incurred on interest bearing liabilities.

(4) Represents net interest income, computed on a tax equivalent basis, as a percentage of average interest earning assets.

(5) Total noninterest expense (excluding foreclosed properties expense, net) divided by net interest income (on a tax equivalent basis) plus noninterest income (excluding security gains and losses).

(6) Represents common equity less certain intangible assets and the disallowed portion of deferred tax assets as a percentage of average assets, less certain intangible assets and the disallowed portion of deferred tax assets.

(7) Before reserve for losses with respect to accelerated disposition of assets held for sale.

(8) All prior period per share amounts and average outstanding common shares presented have been retroactively adjusted for the one-for-two reverse stock split which was effected as of the close of business on May 31, 1994.

(9) Book value per share of common stock is determined by dividing shareholders' equity at year-end less the liquidation value ($30.00 per share and accumulated dividend preferences) of the cumulative convertible perpetual preferred stock, if applicable, by the outstanding common stock at year-end.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis presents a review of the consolidated financial condition and results of operations of Lafayette American Bank and Trust Company (the "Bank"). This review should be read in conjunction with the consolidated financial statements and other financial data presented elsewhere herein.

On February 6, 1996, the Bank announced a strategic alliance, through merger, with HUBCO, Inc. ("HUBCO"), a New Jersey based bank holding company. Under the proposed merger, which is subject to various conditions including regulatory approvals and approval by the shareholders of both the Bank and HUBCO, each share of the Bank's common stock will convert into 0.588 of a share of HUBCO common stock. In connection with the merger agreement, the Bank and HUBCO entered into a stock option agreement dated February 5, 1996 pursuant to which HUBCO will have an option to purchase 2,400,000 shares of the Bank's common stock at $10.75 per share, which option is exercisable in certain circumstances. The proposed transaction is expected to close in the second or third quarter of 1996. Certain merger costs and related restructuring charges will be incurred by the Bank in 1996.

Summary

For the year 1995 the Bank reported net income of $18,927,000 compared to net income of $6,137,000 in 1994 and a net loss of $29,136,000 in 1993. On a fully-diluted per common share basis, the Bank earned $1.84 per share in 1995 and $.69 per share in 1994 compared to a per share loss of $16.64 in 1993. Included in 1995 and 1994 earnings was $11,935,000 and $3,439,000, respectively, of deferred income tax benefits, primarily attributable to the recognition of the Bank's net operating loss carryforwards through the reduction of the valuation allowance for its deferred tax asset. As of December 31, 1995, substantially all of the Bank's deferred income tax benefits have been recognized.

On February 24, 1994, the Bank completed a common stock rights offering resulting in the raising of $34,000,000, before expenses, in additional capital. This additional capital enabled the Bank to achieve the capital ratio minimums specified in its capital restoration plan and assisted the Bank in returning to profitability in 1994.

Net interest income on a tax equivalent basis increased $2,613,000 and $2,830,000 for 1995 and 1994, or 9.1% and 10.9%, respectively. The increase in 1995 primarily reflects the higher average volume of the Bank's loan and invested funds portfolios while the investment of net proceeds from the Bank's common stock rights offering and "bulk-sale" and "sealed-bid sale" (discussed below) mainly account for the increase in 1994.

The operating results for the years ended December 31, 1995 and 1994 compared to 1993 reflect a significant reduction in provisions for possible loan and foreclosed property losses as well as a reduction in foregone interest income and other costs associated with the previously higher levels of nonperforming assets. This is a direct result of management's problem asset workout strategy adopted in the fourth quarter of 1993 to accelerate the disposition of certain problem loans and foreclosed properties at approximate liquidation values through a "bulk sale" and "sealed-bid sale" which was completed during the first quarter of 1994 as well as additional resolutions of nonperforming assets on an individual basis during 1994 and 1995. This accelerated workout strategy resulted in $6,300,000 and $1,200,000 of additional provisions for possible loan and foreclosed property losses, respectively, in the fourth quarter of 1993.

The amounts provided by the Bank as provisions for possible loan losses were $3,190,000 for 1995, $3,325,000 for 1994 and $23,500,000 for 1993. In addition, the Bank provided $316,000, $1,137,000 and $4,401,000 in 1995, 1994 and 1993,
respectively, as provisions for loss on foreclosed properties.

Asset quality continued to improve as nonperforming loans and foreclosed properties were $13,239,000 as of December 31, 1995, or 1.8% of total assets, reflecting decreases of 30.1% and 75.9% compared to December 31, 1994 and 1993 levels of $18,929,000 and $54,874,000, respectively. This decline was primarily attributable to the "bulk sale" and "sealed-bid sale" in 1994 as well as management's focused efforts on the resolution of nonperforming assets on an individual basis during both 1994 and 1995. The "bulk sale" and "sealed-bid sale" resulted in the disposition of nonperforming assets with a carrying value of $11,882,000. Loan and assets held for sale charge-offs and other real estate owned write-downs for 1995, 1994 and 1993 were $5,383,000, $19,170,000 and
$22,233,000, respectively.

The first quarter of 1993 included a $3,118,000 charge to expense in connection with a change in accounting with respect to the valuation of purchased mortgage servicing rights. Also, during the fourth quarter of 1993, the Bank recorded additional accruals for costs associated with planned branch closures in 1994 and restructuring costs in the amount of approximately $2,370,000.

Average assets for the year ended December 31, 1995 were $699,242,000, an increase of $71,937,000 or 11.5% compared to average assets of $627,305,000 for 1994, reflecting the Bank's renewed growth strategy. Average interest earning assets increased by $62,851,000 in 1995 compared to 1994, as a result of the higher average volume of the Bank's loan and invested funds portfolios of $44,403,000 and $18,448,000, respectively. Average assets for the year ended December 31, 1994 were $627,305,000, a decrease of $16,575,000 or 2.6% compared to average assets of $643,880,000 for 1993, primarily as a result of downsizing the Bank's balance sheet in light of existing and anticipated capital ratio requirements. Average interest earning assets decreased by $19,934,000 in 1994 compared to 1993, principally as a result of lower loan balances partially offset by an increased securities portfolio, while noninterest earning assets increased by $3,359,000 mainly due to a decreased reserve for possible loan losses. Average loans for the year ended December 31, 1994 were $420,226,000 down from $455,698,000 for 1993 as a result of the "bulk sale" and "sealed-bid sale" of problem loans during the first quarter of 1994, charge-offs and management's planned downsizing of the Bank's balance sheet.

The per share market value of the Bank's common stock as of December 31, 1995 was $9.25 or 155% of its book value of $5.95 per share. As of December 31, 1994, the per share market value was $5.63 or 148% of its book value of $3.79 per share. The common stock closed at $11.38 per share on February 29, 1996.

During the second quarter of 1995, the State of Connecticut Department of Banking (the "State") and the Federal Deposit Insurance Corporation (the "FDIC") concluded concurrent full "safety and soundness" examinations of the Bank. Subsequent to June 30, 1995, the Bank was formally notified by the FDIC that the FDIC and State were in agreement that the June 25, 1992 Stipulation and Consent to a Cease and Desist Order (the "FDIC Order") under which the Bank had been operating, should be terminated upon their receipt of an acceptable Board of Directors' resolution. In compliance with their request, on July 26, 1995, the Bank's Board of Directors adopted a resolution which included, among other matters, a commitment that the Bank maintain a Tier 1 leverage capital ratio at a minimum of 6%. On July 31, 1995, the FDIC terminated the FDIC Order.

In accordance with a Board of Director resolution and regulatory approval, during the third quarter of 1995 a transfer from the Bank's capital surplus account to retained earnings was recorded in the amount of $13,028,000. Such transfer eliminated the Bank's accumulated deficit as of June 30, 1995 and certain technical requirements regarding dividend payments which apply while an accumulated deficit exists.

On October 11, 1995, the Board of Directors of the Bank declared its first cash dividend since the second quarter of 1990. The dividend amounted to $.05 per common share payable on November 3, 1995 to shareholders of record on October 23, 1995.

On February 23, 1994, Lafayette American Bancorp, Inc. (the "Company"), the holding company for the Bank, merged with and into the Bank. The merger has been accounted for as a pooling of interests.

The Bank received shareholder approval at its annual meeting on May 24, 1994 and subsequently received regulatory approval, to effect a one-for-two reverse stock split with respect to the Bank's common stock. As a result of the stock split, each two shares of the Bank's common stock automatically converted into one share of Bank common stock as of the close of business on May 31, 1994, the effective date. All per share data of the Bank prior to May 31, 1994 has been restated to give effect to the reverse stock split as if it had occurred on the first day of the period presented.

Economy

The Bank operates primarily in Fairfield and New Haven counties of Connecticut. The Connecticut economy is recovering and real estate values are stabilizing as compared to the severe decline in economic conditions and deterioration of real estate values experienced during the period 1989 through 1993. However, the prospects as to the extent and timing of future improvement in the economy remain uncertain. The Connecticut economy remains sluggish and does not appear to be returning at the rate of the national and New England recoveries. However, as reflected in the table below, economic statistics indicate that Fairfield County has rebounded more rapidly than, and its recovery is outpacing, other sectors within the state. The average commercial vacancy rate has dropped more rapidly in Fairfield County and at 15.4% is at its lowest since 1989. Although the average commercial vacancy rate in Greater New Haven was the highest in the country in 1993, hitting 30.2% in the fourth quarter, the market has since improved and the vacancy rate dropped 5.3 percentage points to 24.9% as of December 31, 1995.

Listed below are certain economic indicators for the Bank's primary market areas as of or for the years ended December 31, 1995, 1994 and 1993.

                                                   December 31,
                                           ----------------------------
                                            1995       1994       1993
                                           ------      -----     ------
Unemployment Rate<F1>:
  Bridgeport Labor Market Area.........      5.3%       5.2%        6.3%
  New Haven Labor Market Area..........      4.7        4.6         5.6

Average Commercial Vacancy Rate<F2>:
  Fairfield County.....................     15.4%      17.7%       21.0%
  New Haven County.....................     24.9       27.5        30.2

Average Per Square Foot Commercial
  Rental Space<F2>:
    Fairfield County...................   $20.48     $19.29      $19.54
    New Haven County...................    17.67      15.89       15.50

New Housing Units (Permits)<F3>:
  Fairfield County.....................    2,199      2,327       1,878
  New Haven County.....................    1,878      1,968       2,240

[FN]
<F1> Source: State of Connecticut Labor Department, Labor Force Data
<F2> Source: Cushman & Wakefield, Market Report
<F3> Source: State of Connecticut Department of Housing, News Release


Asset Quality

The Bank grants commercial, residential and consumer loans principally in Fairfield and New Haven counties in Connecticut. Although the Bank has a diversified loan portfolio, a significant portion of its borrowers' ability to honor their contracts is dependent upon the real estate sector of the economy in its market area. Real estate values, although reflecting a leveling since the end of 1993, have declined substantially since 1989 within the counties in which the Bank operates, and the level of real estate sales has decreased significantly.

The continued decline in nonperforming assets from $18,929,000 as of December 31, 1994 to $13,239,000 as of year-end 1995 reflects management's focused efforts on their resolution and, as discussed in the preceding "Summary" section, the significant decline in 1994 from $54,874,000 as of December 31, 1993 is primarily reflective of the "bulk sale" and "sealed-bid sale" of problem loans and foreclosed properties completed during the first quarter of 1994.

Loans outstanding for which the primary source of repayment is the sale of real estate collateral or cash flow from income producing properties were approximately $209,424,000 as of December 31, 1995. Commercial loans collateralized by real estate generally are underwritten with loan to value ratios not exceeding 80% although more stringent standards are being employed in many cases due to increased regulation and a slowly recovering economy.

The nonperforming loan and asset loss reserve coverage ratio is dependent upon several factors including the quality and estimated value of underlying collateral held on nonperforming assets. The Bank's policy is to record other real estate owned at the lower of cost or fair value minus costs to sell (i.e., market). Property is transferred to other real estate owned at the lower of cost or estimated market value, with any cost over market value amount at the date of transfer charged to the reserve for possible loan losses. Any further diminution in value based on changes to estimated market value is charged to the reserve for foreclosed property losses. The review and evaluation of nonperforming loans and the carrying value of other real estate owned are performed quarterly. The following table summarizes the Bank's collateral position on nonperforming assets as of December 31, 1995:

                                      Asset      Net Realizable
                                     Carrying       Value of      Unsecured
                                      Value       Collateral(1)    Position
                                     --------   ----------------  ---------
                                              (dollars in thousands)

Nonaccrual loans..................   $ 7,103        $ 6,974          $129
Restructured loans................       676            676           --
                                     -------        -------          ----
Total nonperforming loans.......       7,779          7,650           129
Other real estate owned...........     5,460          5,460           --
                                     -------        -------          ----
  Total nonperforming assets......   $13,239        $13,110          $129
                                     =======        =======          ====

Reserve for possible loan losses..   $ 8,562
                                     =======

Reserve for possible loan losses:
  As a percentage of nonperforming
   loans.............                110.1%
                                     =====
  As a percentage of
   nonperforming assets...........    64.7%
                                      ====

(1) Represents the lesser of fair market value or the asset carrying value.

The Bank attempts to maintain an excess of the reserve for possible loan losses over the unsecured portion of nonperforming assets to cover uncertainties in the loan portfolio of a general or specific nature as a result of the Bank's credit review function. Management believes, based upon its analysis of the loan portfolio, the financial condition of specific borrowers and guarantors, the collateral values securing its loans, current economic and real estate market conditions, the level of nonperforming assets and loan charge-offs and other related factors, that the reserve for possible loan losses is adequate as of December 31, 1995.

Included on the consolidated balance sheet as of December 31, 1995 is $5,347,000 of net cash surrender value (net of insurance premium loans in the amount of $1,521,000) pertaining to life insurance policies issued by a company (affiliated with Confederation Life Insurance Company of Canada) which was placed in rehabilitation during the third quarter of 1994. On October 17, 1995 it was announced that Pacific Mutual Life Insurance Company (Pacific Mutual) was the winning bidder for the corporate-owned life insurance business. Although uncertainties exist as a result of the rehabilitation process and although the Bank has ceased accruing interest on this asset, the information available to the Bank does not indicate that this asset (which is not included in the preceding nonperforming asset table) is impaired. The effect of placing this cash surrender value on nonaccrual status reduced pre-tax income by approximately $368,000 for the year ended December 31, 1995. Unless and until this situation is resolved, it is anticipated that future pre-tax income will be reduced by approximately $92,000 per quarter.

Net Interest Income

Net interest income, the difference between interest earned on interest earning assets and interest expense incurred on interest bearing liabilities, is a significant component of the Bank's income statement. Net interest income is affected by changes in the volumes and rates of interest earning assets and interest bearing liabilities, the volume of interest earning assets funded with low cost deposits, noninterest bearing deposits and shareholders' equity, and the level of nonperforming assets.

The following table reflects the components of the Bank's net interest income, setting forth, for the three years ended December 31, 1995, (i) average assets, liabilities and shareholders' equity, (ii) interest income earned on interest earning assets and interest expense incurred on interest bearing liabilities,
(iii) average yields earned on interest earning assets and average rates incurred on interest bearing liabilities, (iv) interest rate spread (i.e., the average yield earned on interest earning assets less the average rate incurred on interest bearing liabilities) and (v) interest rate margin (i.e., net interest income divided by average interest earning assets). Rates are computed on a tax equivalent basis using a Federal income tax rate of 34% and state income tax rates of 11.25%, 11.5% and 11.5%, respectively, for the three years ended December 31, 1995. Nonaccrual loans have been included in the average balances, thereby reducing the rates reflected in the following table.

                                                                              Year Ended December 31,
                                                  -----------------------------------------------------------------------------
                                                                 1995                                     1994
                                                  ----------------------------------         ----------------------------------
                                                  Average                    Average          Average                   Average
                                                  Balance       Interest      Rates           Balance       Interest     Rates
                                                  --------      --------     -------         --------       --------    -------
                                                                            (dollars in thousands)
ASSETS
Interest earning assets:
  Interest bearing deposits with banks...         $  1,123      $    44       3.92%          $  1,477       $    43       2.91%
  Federal funds sold.....................            2,077          119       5.73              4,478           168       3.75
  Securities.............................          172,056       10,317       6.00            150,853         8,238       5.46
  Loans..................................          464,629       41,956       9.03            420,226        34,152       8.13
                                                  --------      -------                      --------       -------
    Total interest earning assets........          639,885       52,436       8.19            577,034        42,601       7.38
                                                  --------      -------                      --------       -------

Noninterest earning assets:
  Cash and due from banks................           32,357                                     30,523
  Premises and equipment.................            4,946                                      4,865
  Other real estate owned, net...........            6,393                                      8,453
  Other assets...........................           25,356                                     20,798
  Reserve for possible loan losses.......           (9,695)                                   (14,368)
                                                  --------                                   --------
    Total noninterest earning assets.....           59,357                                     50,271
                                                  --------                                   --------
      Total assets.......................         $699,242                                   $627,305
                                                  ========                                   ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
  Deposits:
    NOW..................................         $ 52,883        1,005       1.90           $ 56,047           930       1.66
    Savings..............................          150,607        3,908       2.59            182,461         4,224       2.32
    Money Market.........................           22,005          553       2.51             22,579           515       2.28
    Time.................................          228,545       11,723       5.13            162,679         6,121       3.76
                                                  --------      -------                      --------       -------
      Total interest bearing deposits....          454,040       17,189       3.79            423,766        11,790       2.78
  Short-term funds.......................           61,908        3,699       5.98             32,026         1,463       4.57
  Long-term funds........................            1,707           93       5.42             11,970           506       4.23
                                                  --------      -------                      --------       -------
      Total interest bearing liabilities.          517,655       20,981       4.05            467,762        13,759       2.94
                                                  --------      -------                      --------       -------
Noninterest bearing liabilities:
  Demand Deposits........................          127,649                                    120,970
  Other liabilities......................            6,143                                      7,668
                                                  --------                                   --------
      Total noninterest bearing
        liabilities......................          133,792                                    128,638
                                                  --------                                   --------
Shareholders' equity.....................           47,795                                     30,905
                                                  --------                                   --------
      Total liabilities and
        shareholders' equity.............         $699,242                                   $627,305
                                                  ========                                   ========
Net interest income (tax equivalent
  basis).................................                        31,455
Reversal of tax equivalent adjustment....                           (13)                                        (18)
                                                                -------                                     -------
Net interest income......................                       $31,442                                     $28,824
                                                                =======                                     =======
Interest rate spread (tax equivalent
  basis).................................                                     4.14%                                       4.44%
                                                                              ====                                        ====
Interest rate margin (net interest
  income as a percentage of interest
  earning assets - tax equivalent basis).                                     4.92%                                       5.00%
                                                                              ====                                        ====

                                                  Year Ended December 31,
                                             ---------------------------------
                                                           1993
                                             ---------------------------------
                                              Average                  Average
                                              Balance       Interest    Rates
                                             ---------      --------   -------
                                                    (dollars in thousands)
ASSETS
Interest earning assets:
  Interest bearing deposits with banks...     $  4,246      $   115     2.71%
  Federal funds sold.....................        6,704          196     2.92
  Securities.............................      130,320        6,321     4.85
  Loans..................................      455,698       34,814     7.64
                                              --------      -------
    Total interest earning assets........      596,968       41,446     6.94
                                              --------      -------

Noninterest earning assets:
  Cash and due from banks................       30,162
  Premises and equipment.................        5,926
  Other real estate owned, net...........       11,224
  Other assets...........................       19,010
  Reserve for possible loan losses.......      (19,410)
                                              --------
    Total noninterest earning assets.....       46,912
                                              --------
      Total assets.......................     $643,880
                                              ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest bearing liabilities:
  Deposits:
    NOW..................................     $ 56,497        1,155     2.04
    Savings..............................      205,835        5,929     2.88
    Money Market.........................       25,376          710     2.80
    Time.................................      160,573        6,015     3.75
                                              --------      -------
      Total interest bearing deposits....      448,281       13,809     3.08
  Short-term funds.......................       25,330          751     2.96
  Long-term funds........................       25,202          874     3.47
                                              --------      -------
      Total interest bearing liabilities.      498,813       15,434     3.09
                                              --------      -------
Noninterest bearing liabilities:
  Demand Deposits........................      113,508
  Other liabilities......................        6,669
                                              --------
      Total noninterest bearing
        liabilities......................      120,177
                                              --------
Shareholders' equity.....................       24,890
                                              --------
      Total liabilities and
        shareholders' equity.............     $643,880
                                              ========
Net interest income (tax equivalent
  basis).................................                    26,012
Reversal of tax equivalent adjustment....                       (31)
                                                            -------

Net interest income......................                   $25,981
                                                            =======
Interest rate spread (tax equivalent
  basis).................................                               3.85%
                                                                        ====
Interest rate margin (net interest
  income as a percentage of interest
  earning assets - tax equivalent basis).                               4.36%
                                                                        ====

The following table presents an analysis of increases and decreases in interest income and expense in terms of changes in volume and interest rates for the three years ended December 31, 1995. The changes in interest due to both rate and volume have been allocated to changes due to volume and changes due to rate in proportion to the relationship of the absolute dollar amounts of the changes in each. The table is presented on a tax equivalent basis using a Federal tax rate of 34% and state tax rates of 11.25%, 11.5% and 11.5%, respectively, for the three years ended December 31, 1995.


                                              1995 vs. 1994                     1994 vs. 1993
                                      ----------------------------     --------------------------------
                                      Increase (Decrease)              Increase (Decrease)
                                       Due to Change in                 Due to Change in
                                      ------------------               -------------------
                                                            Total                              Total
                                      Average    Average   Increase    Average     Average    Increase
                                       Volume     Rate    (Decrease)    Volume      Rate     (Decrease)
                                      -------    -------  ----------   -------     -------   ----------
                                                      (dollars in thousands)
Interest Income:

  Loans, including fees ..........    $3,804     $4,000     $7,804     $(2,805)    $2,143     $  (662)
  Securities .....................     1,225        854      2,079       1,066        851       1,917
  Interest bearing deposits
    with banks ...................       (12)        13          1         (80)         8         (72)
  Federal funds sold .............      (114)        65        (49)        (75)        47         (28)
                                      ------     ------     ------     -------     ------      ------
    Total interest income ........     4,903      4,932      9,835      (1,894)     3,049       1,155
                                      ------     ------     ------     -------     ------      ------
Interest Expense:
  Interest bearing deposits:
    NOW ..........................       (55)       130         75          (9)      (216)       (225)
    Savings ......................      (790)       474       (316)       (625)    (1,080)     (1,705)
    Money market .................       (13)        51         38         (73)      (122)       (195)
    Time .........................     2,953      2,649      5,602          79         27         106
                                      ------     ------     ------     -------     ------      ------
      Total ......................     2,095      3,304      5,399        (628)    (1,391)     (2,019)
  Short-term funds ...............     1,681        555      2,236         234        478         712
  Long-term funds ................      (526)       113       (413)       (530)       162        (368)
                                      ------     ------     ------     -------     ------      ------
    Total interest expense .......     3,250      3,972      7,222        (924)      (751)     (1,675)
                                      ------     ------     ------     -------     ------      ------
Change in net interest income ....    $1,653     $  960     $2,613     $  (970)    $3,800      $2,830
                                      ======     ======     ======     =======     ======      ======


Average interest earning assets were $639,885,000, $577,034,000 and $596,968,000 for the years ended December 31, 1995, 1994 and 1993, respectively. The increase in average interest earning assets from 1994 to 1995 reflects the Bank's renewed growth strategy while the decrease from 1993 to 1994 was a result of downsizing the Bank's balance sheet in light of existing and anticipated capital ratio requirements. Average nonaccrual loans outstanding totaling $8,645,000, $19,866,000 and $40,064,000 for 1995, 1994 and 1993, respectively, are reflected in these amounts. Income lost from the inability to earn on nonaccrual loans during 1995, 1994 and 1993 was $840,000, $1,079,000 and $2,097,000,
respectively. The ratio of average interest earning assets to average total assets for the year was 91.5% in 1995 compared to 92.0% in 1994 and 92.7% in 1993.

The Bank's interest rate spread, on a tax equivalent basis, was 4.14% for the year ended December 31, 1995 compared to 4.44% for 1994 and 3.85% for 1993. The ratio of net interest income, on a tax equivalent basis, to average interest earning assets for the year was 4.92% in 1995 compared to 5.00% in 1994 and 4.36% in 1993. The decrease in the Bank's interest rate spread and the ratio of net interest income to average earning assets in 1995 compared to 1994 is primarily attributable to a proportionately greater increase in the average interest rate of funds compared with the average yield on earning assets. This increase, in turn, is attributable in part to a shift of interest bearing deposits to higher cost funds. These factors were partially offset by a decrease in average nonaccrual loans of $11,221,000 or 56.5%, coupled with a decrease in average other real estate owned in the amount of $2,060,000 or 24.4%, after charge-offs and write-downs, during 1995 compared to 1994.

The increase in net interest income in 1995 compared to 1994 of $2,613,000, or 9.1%, reflects the higher average volume of the Bank's loan and invested funds portfolios of $44,403,000 and $18,448,000, respectively, as well as the effect of rate increases during the period on the Bank's net asset sensitive position. Average noninterest bearing demand deposits increased by $6,679,000 or 5.5% during 1995 compared to 1994 which helped to reduce the effect of the shift of interest bearing deposits to higher cost funds.

The improvement in the Bank's interest rate spread and ratio of net interest income to average earnings assets in 1994 compared to 1993 is primarily due to the decrease in average nonaccrual loans and other real estate owned as well as the effect of rate increases during 1994 on the Bank's net asset sensitive position. Average nonaccrual loans decreased $20,198,000 or 50.4% while other real estate owned decreased $2,771,000 or 24.7%, after charge-offs and write-downs, during 1994 compared to 1993 and the prime interest rate increased 250 basis points.

The increase in net interest income in 1994 compared to 1993 of $2,830,000, or 10.9%, is primarily due to the investment of proceeds from the "bulk sale" and "sealed-bid sale" in the amount of $9,834,000 of which $8,216,000 related to nonperforming assets, increased yields on earning assets and a net decline in interest rates on sources of funds. These factors were partially offset by the decline in the average volume of the loan portfolio of $35,472,000. The decrease in the loan portfolio reflects management's planned downsizing through December 31, 1993 along with loan charge-offs during 1994 and the completion of the "bulk sale and "sealed-bid sale" during the first quarter of 1994.

Average noninterest bearing demand deposits increased by $7,462,000 or 6.6% during 1994 compared to 1993. This increase, in addition to the net proceeds of the Bank's common stock rights offering, had a positive effect on the Bank's net interest income in 1994 by helping to reduce the Bank's cost of funds.


Provision for Possible Loan Losses

For the years ended December 31, 1995, 1994 and 1993, the provisions for possible loan losses were $3,190,000, $3,325,000 and $23,500,000, respectively. Net charge-offs, totaled $4,259,000 for the year 1995 compared to $10,482,000 for 1994 (exclusive of charge-offs for loans held for sale)and $17,905,000 for 1993. The reserve for possible loan losses was $8,562,000, $9,631,000 and $15,353,000 as of December 31, 1995, 1994 and 1993, respectively, representing 1.65%, 2.21% and 3.75% of year-end loans. Nonperforming loans were $7,779,000, $11,963,000 and $44,774,000 as of December 31, 1995, 1994 and 1993,
respectively, representing 1.50%, 2.75% and 10.95%, respectively, of outstanding loans. The reserve coverage on nonperforming loans increased to 110.07% as of December 31, 1995 from 80.51% in 1994 and 34.29% as of year-end 1993.

The 1995 provision reflects an additional charge of $500,000 to enhance the unallocated portion of the loan loss reserve. The year 1994 reflected significantly lower provisions for possible loan losses as compared to 1993 as a result of the accelerated disposition of certain problem loans through the "bulk sale" and "sealed-bid sale" completed during the first quarter of 1994, which reduced nonperforming loans by approximately $8,430,000 and resulted in net charge-offs of $5,613,000. During the fourth quarter of 1993 this accelerated workout strategy resulted in an additional provision for possible loan losses of $6,300,000. In 1993, the Bank added significantly to its reserve for possible loan losses in response to weakening economic conditions and declining real estate values in the Bank's market area which resulted in substantial levels of nonperforming loans and other real estate owned.

The reserve for possible loan losses is established by management. Its adequacy is monitored based on internal credit review and analysis of the loan portfolio through an independent credit review function which considers current economic conditions and their probable effect on borrowers, the amount of nonperforming loans and related collateral, the amount of charge-offs during the period and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

As of January 1, 1995, the Bank adopted, prospectively, Statement of Financial Accounting Standards No. 114 "Accounting by Creditors for Impairment of a Loan" (SFAS 114) and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures" which amends certain aspects of SFAS 114. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. In accordance with these standards impaired loans within their scope are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or the observable market price of the impaired loan or the fair value of the collateral if the loan is collateral dependent. Any valuation reserve necessary under the standards are to be considered in determining the adequacy of the Bank's overall reserve for possible loan losses. As a result of adopting these standards, no additional valuation reserve was required as of January 1, 1995. As of December 31, 1995, the recorded investment in loans that are considered to be impaired under SFAS 114 was $9,032,000 (of which $7,103,000 were on a nonaccrual basis). Included in this amount is $244,000 of impaired loans for which the related reserve for possible loan losses is $39,000 and $8,788,000 of impaired loans that as a result of write-downs do not have a reserve for possible loan losses.


Noninterest Income

Total noninterest income was $6,078,000 in 1995 compared to $6,337,000 in 1994 and $8,306,000 in 1993, representing a decrease of $259,000 or 4.1% in 1995 and a decrease of $1,969,000 or 23.7% in 1994. The decrease for 1995 resulted primarily from reduced trust income due to the sale of the Bank's trust business in May 1995 and the decrease for 1994 was mainly due to differences in the amount of net securities gains from year to year, as described below.

Service charges on deposit accounts increased $293,000 or 9.1% in 1995 compared to 1994 and decreased $260,000 or 7.5% in 1994 compared to 1993. The increase in 1995 is mainly the result of increased collection efforts implemented in connection with management's initiative to improve the Bank's overall fee income. The 1994 decrease is primarily as a result of decreased insufficient funds activity charges and demand deposit service charges as a result of a change in the mix of deposit account balances including the resolution of certain problem account relationships.

Trust income was $938,000 in 1995 compared to $1,395,000 in 1994 representing a decrease of $457,000 or 32.8%. This decrease reflects management's decision to sell its trust assets. In May 1995, the Bank entered into a strategic alliance with Sachem Trust National Association (Sachem) whereby the Bank agreed to sell its trust business to Sachem. In September 1995, the Bank closed on this transaction and will share in a portion of future revenues to be derived by Sachem, if any, for a period of six years. Partially offsetting the decrease in trust income noted above was a net gain on this sale totaling $276,000, reflecting the recognition of $500,000 in fees, net of allocable disposition costs. Gross trust income was $1,395,000 in 1994 compared to $1,515,000 in 1993 representing a decrease of $120,000 or 7.9%. This decrease reflects net declines in the trust portfolio primarily resulting from account run-off and depreciation in the market value of Professionally Managed Investment Accounts (PMIA).

Gains on sales of loans were $308,000 in 1995 compared to $681,000 in 1994 and $566,000 in 1993, representing a decrease of $373,000 or 54.8% in 1995 and an increase of $115,000 or 20.3% in 1994. The fluctuation in gains on sales of loans from year to year is due to the volume of activity in secondary market sales of Small Business Administration loans.

Total net securities gains were $279,000 in 1995. During the first quarter the Bank realized a securities gain of $528,000 on the sale of its investment in Webster Financial Corporation common stock. This realized gain was partially offset by $249,000 of losses recognized on the sale of certain investments in conjunction with the Bank's overall restructuring of its investment portfolio undertaken in accordance with the provisions of a special report issued by the Financial Accounting Standards

Board "A Guide to Implementation of Financial Accounting Standards No. 115 on Accounting for Certain Investments in Debt and Equity Securities" (SFAS 115) during December, 1995. The realignment of the Bank's securities portfolio resulted in approximately 80% of its securities being classified as available for sale which will provide enhanced flexibility with respect to asset/liability management and the maximization of future profitability. There were no net securities gains in 1994. Total net securities gains were $1,505,000 in 1993. To assist in bolstering its capital ratios in 1993, the Bank sold investments held for sale generating gains of $1,515,000 in the first quarter of 1993.

The Bank's aggregate fair value of securities held to maturity was more than carrying value by $329,000 as of December 31, 1995 and less than carrying value by $6,810,000 as of December 31, 1994. Pursuant to SFAS 115, securities available for sale are carried at fair value and, therefore, carrying value includes net unrealized losses of $20,000 and $2,998,000 as of December 31, 1995 and 1994, respectively, which are reflected as a direct reduction to shareholders' equity (net of taxes in 1995).

Net interest rate swap gains (losses) decreased to a loss of $5,000 in 1994 from gains of $219,000 in 1993 primarily due to changes in unrealized profits on such swaps as a result of changes in market value. There were no outstanding rate swaps in 1995.

For additional information regarding the Bank's securities portfolio, see Notes 1 and 3 of Notes to Consolidated Financial Statements.


Noninterest Expense

Operating expenses decreased $2,193,000 or 7.7% to $26,230,000 in 1995 from $28,423,000 in 1994. The following table presents a comparison of the components of noninterest expense.
                                                Year Ended         Increase
                                               December 31,       (Decrease)
                                          -----------------   ------------------
                                            1995      1994     Amount    Percent
                                          -------   -------   -------    -------
                                                  (dollars in thousands)

Salaries and employee benefits .........  $12,027   $12,415   $  (388)    (3.1)%
Net occupancy ..........................    3,373     3,136       237      7.6
Furniture and equipment ................    1,930     2,102      (172)    (8.2)
Marketing ..............................    1,234       894       340     38.0
Supply and communication ...............    1,108     1,224      (116)    (9.5)
Foreclosed properties expense, net .....    1,107     1,642      (535)   (32.6)
FDIC insurance .........................      937     1,624      (687)   (42.3)
Legal fees .............................      564       898      (334)   (37.2)
Contract services ......................      491       487         4       .8
Other ..................................    3,459     4,001      (542)   (13.5)
                                          -------   -------   -------
     Total noninterest expense .........  $26,230   $28,423   $(2,193)    (7.7)
                                          =======   =======   =======

Salaries and employee benefits were $388,000 or 3.1% lower in 1995 compared to 1994 primarily as a result of reduced staffing levels in 1995 and decreased group insurance expense. Average employees on a full-time equivalent basis were 18 persons lower for the year ended December 31, 1995 compared to the same period in 1994 due in part to the aforementioned sale of the Bank's trust business. Assets per full time equivalent employee were $2.6 million as of December 31, 1995, up from $2.2 million as of December 31, 1994.

Marketing expense increased $340,000 or 38.0%, primarily as a result of budgeted increases in advertising expenditures to promote the Bank and its products.

The expenses related to foreclosed properties decreased by $535,000 or 32.6%, principally as a result of lower provisions for losses.

FDIC insurance expense decreased $687,000 or 42.3% for 1995 compared to 1994 as increased deposit levels in 1995 were more than offset by a lower premium rate. During the third quarter of 1995, the FDIC announced substantially reduced premium rates for most banks effective June 1, 1995 and during the fourth quarter of 1995 the FDIC instituted a further premium rate reduction effective January 1, 1996.

Legal fees decreased $334,000 or 37.2% mainly as a result of reduced expenses related to problem loan workout activity.

The decrease in other noninterest expenses reflects a net decline in a number of miscellaneous expense categories. The most significant of these categories related to a $192,000 reduction in loan workout expenses due to the lower level of nonperforming assets in 1995 and a $214,000 loss of income as a result of placing certain cash surrender value on a nonaccrual status (see "Asset Quality" section, preceding).

Operating expenses decreased $8,366,000 or 22.7% to $28,423,000 in 1994 from $36,789,000 in 1993. The following table presents a comparison of the components of noninterest expense.

                                           Year Ended              Increase
                                           December 31,           (Decrease)
                                        -----------------   --------------------
                                         1994       1993     Amount      Percent
                                        -------   -------   -------      -------
                                               (dollars in thousands)

Salaries and employee benefits .......  $12,415   $12,272   $   143        1.2 %
Net occupancy ........................    3,136     3,608      (472)     (13.1)
Furniture and equipment ..............    2,102     2,156       (54)      (2.5)
Foreclosed properties expense, net ...    1,642     5,425    (3,783)     (69.7)
FDIC insurance .......................    1,624     1,698       (74)      (4.4)
Supply and communication .............    1,224     1,430      (206)     (14.4)
Legal fees ...........................      898     1,376      (478)     (34.7)
Marketing ............................      894       757       137       18.1
Contract services ....................      487       724      (237)     (32.7)
Directors deferred compensation ......      225     1,006      (781)     (77.6)
Branch closure and restructuring
  costs ..............................     --       2,370    (2,370)    (100.0)
Other ................................    3,776     3,967      (191)      (4.8)
                                        -------   -------   -------
     Total noninterest expense .......  $28,423   $36,789   $(8,366)     (22.7)
                                        =======   =======   =======

The increase in salaries and employee benefits of $143,000 or 1.2% was mainly due to the reinstitution of employee scheduled annual salary increases in 1994 which were discontinued in January 1992 and increased incentive and option compensation expense.

These increases were partially offset by reduced average staffing levels of 30 persons, on a full time equivalent basis, in 1994 compared to 1993.

The reduction of net occupancy expense of $472,000 or 13.1% primarily resulted from the closing of three branch offices effective March 15, 1994 and the sublease of one of the Bank's former branch locations during 1994.

The reduced expenses related to foreclosed properties reflects management's altered problem asset workout strategy provided for in the fourth quarter of 1993 resulting in the disposition of approximately $3,452,000 of foreclosed properties in the "sealed-bid sale" completed in the first quarter of 1994.

Supply and communication expense decreased $206,000 or 14.4% mainly due to the write-off of approximately $141,000 of operating supplies related to the merger of the Company's two subsidiary banks into the Bank in the first quarter of 1993.

Legal fees decreased $478,000 or 34.7% mainly as a result of reduced expenses related to problem loan workout activity.

The decrease in contract services from $724,000 in 1993 to $487,000 in 1994 reflects the lower level of outside services contracted for the internal operations of the Bank, particularly in the area of problem loan review.

Directors deferred compensation expense decreased $781,000 in 1994 compared to 1993 primarily as a result of director termination and death benefit accrual adjustments relating to the plan which occurred in 1993.

Branch closure and restructuring costs of $1,470,000 and $900,000, respectively, were recognized in 1993. In order to improve the operating results of the Bank, management closed three branches in the first quarter of 1994. Since alternative uses could not be found for the vacated branch facilities, the Bank recognized a loss of approximately $1,470,000 in the fourth quarter of 1993, due to the abandonment of leasehold improvements and other associated costs. In addition, several changes occurred as part of the Bank's effort to restructure and revitalize its management and operations which resulted in a severance accrual of approximately $900,000 during the fourth quarter of 1993.

The decrease in other noninterest expenses reflects declines in a number of miscellaneous expense categories.


Provision (Benefit) for Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 1995, 1994 and 1993 was $(10,827,000), $(2,724,000) and $16,000, respectively. The effective tax (benefit) rates were (133.7)%,(79.8)% and .1% for the years ended December 31, 1995, 1994 and 1993, respectively. Deferred income tax benefits of $11,935,000 and $3,439,000 were recorded in 1995 and 1994, respectively, as a result of the Bank's recognition of certain net operating loss carryforwards through the reduction of the valuation allowance for its deferred tax asset. Such net operating loss carryforward recognition is based upon management's estimate of the amount of taxable income to be generated in future periods which can be offset by the net operating loss carryforwards. As of December 31, 1995, substantially all of the Bank's deferred income tax benefits have been recognized. No Federal income tax benefit was recorded for 1993 as a result of deferred tax asset limitations. As of December 31, 1995, the Bank had net deferred tax asset attributes totaling approximately $16,506,000 with a valuation allowance of $1,124,000 representing management's estimate of state operating loss carryforwards which may not be fully realizable. The tax asset attributes are primarily a result of Federal and state operating loss carryforwards and differences in financial reporting and tax accounting for (1) loan and foreclosed property losses, (2) purchased mortgage servicing rights and (3) director and officer compensation plans. The net deferred tax asset of $15,382,000 as of December 31, 1995 is realizable primarily based upon deferred income tax benefits to be derived from future projected taxable income. The Bank estimates that it will need to generate future taxable income of approximately $37,500,000 in order to realize all of the net deferred tax asset recorded as of year-end 1995.


Liquidity

The liquidity of a banking institution reflects its ability to provide funds to meet loan requests, to accommodate possible outflows in deposits and to take advantage of interest rate market opportunities. Funding of loan requests, providing for liability outflows and management of interest rate fluctuations require continuous analysis in order to match the maturities of specific categories of short-term loans and investments with specific types of deposits and borrowings. Bank liquidity is thus normally considered in terms of the nature and mix of a banking institution's sources and uses of funds. The Bank's Asset and Liability Committee is responsible for implementing the Board of Directors' policies and guidelines for the maintenance of prudent levels of liquidity.

The Bank's principal sources of funds for operations are cash flows generated from earnings, deposits, loan repayments, sales of loans, borrowings from correspondent banks and securities sold under repurchase agreements. Such sources are supplemented by interest bearing deposits with banks, Federal funds sold and unencumbered securities available for sale. Brokered deposits were not utilized as a source of funds during 1995 and none were outstanding as of year-end.

Loans (including demand loans) and securities maturing or repricing within one year aggregated approximately $428,303,000 as of December 31, 1995 as reflected in the table at the end of this section. These amounts are supplemented by interest bearing deposits in other banks which totaled $649,000 as of December 31, 1995. As of December 31, 1994, loans (including demand loans) and securities maturing or repricing within one year were $421,585,000 and interest bearing deposits in other banks amounted to $1,279,000.

As of December 31, 1995, the Bank had $12,200,000 of unused unsecured Federal funds lines and $106,566,000 of excess security collateral available for repurchase agreements ($156,200,000 in authorized lines). Comparable amounts as of December 31, 1994 were $7,900,000 of unused secured Federal funds lines and $123,856,000 of excess security collateral available for repurchase agreements ($142,200,000 in authorized lines).

The inflow and outflow of funds is detailed in the Bank's consolidated statements of cash flows for the years ended December 31, 1995, 1994 and 1993 and is summarized below.

Net cash provided by operating activities was $17,433,000, $6,245,000 and $7,142,000 for the years ended December 31, 1995, 1994 and 1993, respectively, reflecting increasing net interest income and reduced cash expenditures in 1995.

Net cash used for investing activities, which reflects the redeployment of funds into the securities and loan portfolios, was $51,872,000 and $73,677,000 for 1995 and 1994, respectively, as compared to net cash provided by investing activities in the amount of $24,631,000 for 1993, which reflects the planned downsizing of the Bank. During 1995, the Bank experienced net originations of loans totaling $87,185,000 partially offset by its reduced investment in securities of $36,974,000. During 1994, the Bank realized $9,834,000 in proceeds from sales of assets held for sale offset by its increased investment in securities of $54,540,000 and net originations of loans totaling $27,009,000. During 1993, the Bank experienced a net repayment of loans of $19,547,000 and reduced its investment in securities by $6,000,000.

The cash provided by financing activities of $40,117,000 for 1995 primarily reflected a net increase in time deposits of $67,073,000 partially offset by a net decrease in borrowed funds in the amount of $25,358,000. Net cash provided by financing activities was $73,428,000 for 1994 reflecting net proceeds from the issuance of common stock in the amount of $32,317,000, a net inflow of deposits of $18,559,000 as well as an increase of $22,488,000 in borrowed funds. In 1994, the Bank actively sought funds through various deposit gathering programs to assist in the Bank's balance sheet growth. Net cash used for financing activities was $36,581,000 for 1993. A substantial managed net outflow of deposits of $51,320,000 was part of the Bank's planned downsizing. Also, the Bank increased its Federal Home Loan Bank ("FHLB") advances in the amount of $30,315,000 to maximize its available borrowing capacity at the FHLB.

The Bank's "regulatory liquidity" ratio, which measures liquidity over a one year time horizon and is defined as net cash and short-term and marketable assets as a percent of net deposits and short-term liabilities, was 23.89% as of December 31, 1995. This ratio was 29.08% and 24.27% as of December 31, 1994 and 1993, respectively. Management believes the current regulatory liquidity ratio indicates that the Bank has an adequate level of liquidity to meet its current and long-term funding needs.

Closely related to the concept of liquidity is the management of interest earning assets and interest bearing liabilities, which focuses on maintaining stability in the interest rate spread, an important factor in earnings growth and stability. Emphasis is placed on maintaining a controlled rate sensitivity position to avoid wide swings in interest rate spreads and to minimize risk due to changes in interest rates.

An asset or liability is considered rate sensitive within a specified period when it matures or could be repriced within such period in accordance with its contractual terms.

Interest rate risk of the Bank is managed by an Asset Liability Committee which meets quarterly.

The following table sets forth the cumulative maturity distribution of the Bank's interest earning assets and interest bearing liabilities as of December 31, 1995, the Bank's interest rate sensitivity gap (i.e., interest rate sensitive assets less interest rate sensitive liabilities),the Bank's cumulative interest rate sensitivity gap, the Bank's interest rate sensitivity gap ratio (i.e., interest rate sensitive assets divided by interest rate sensitive liabilities) and the Bank's cumulative interest rate sensitivity gap ratio.


                                                          Maturity or Repricing Interval
                                     --------------------------------------------------------------------------
                                                    After        After         After
                                                    Three         Six           One
                                                    Months       Months        Year
                                                      But         But           But
                                       Within       Within       Within       Within        After
                                       Three         Six          One          Five         Five
                                       Months       Months        Year         Years        Years        Total
                                     ---------    ---------     --------     --------     --------     --------
                                                                (dollars in thousands)
Interest earning assets:
  Loans .........................    $ 217,169    $  50,454     $ 88,391     $132,963     $ 29,069     $518,046
  Securities ....................       20,282       21,684       30,323       45,923       23,257      141,469
  Interest bearing deposits
    with banks ..................          649         --           --           --           --            649
                                     ---------    ---------     --------     --------     --------     --------
      Total .....................      238,100       72,138      118,714      178,886       52,326     $660,164
                                     ---------    ---------     --------     --------     --------     ========
Interest bearing liabilities:
  Interest bearing deposits .....      315,998       88,247       70,055       14,305           51     $488,656
  Short-term borrowings .........       33,280         --           --           --           --         33,280
  Long-term borrowings ..........         --           --           --           --            315          315
                                     ---------    ---------     --------     --------     --------     --------
    Total .......................      349,278       88,247       70,055       14,305          366     $522,251
                                     ---------    ---------     --------     --------     --------     ========

Interest rate sensitivity gap ...    $(111,178)   $ (16,109)    $ 48,659     $164,581     $ 51,960
                                     =========    =========     ========     ========     ========

Cumulative interest rate
  sensitivity gap ...............    $(111,178)   $(127,287)    $(78,628)    $ 85,953     $137,913
                                     =========    =========     ========     ========     ========

Interest rate sensitivity
  gap ratio .....................         .68X         .82X        1.69X      12.51X       142.97X
Cumulative interest rate
  sensitivity gap ratio .........         .68X         .71X         .85X       1.16X         1.26X


The preceding table indicates the time periods in which interest earning assets and interest bearing liabilities will mature or may reprice in accordance with their contractual terms. However, as explained below, this table does not necessarily indicate the impact of general interest rate movements on the Bank's net interest yield because the repricing of various categories of assets and liabilities is discretionary and is subject to competitive and other pressures. As a result, various assets and liabilities indicated as repricing within the same period may, in fact, reprice at different times and at different rate levels. It also should be noted that this table reflects certain assumptions regarding the categorization of assets and liabilities and represents a one-day position; in fact, variations occur daily as the Bank adjusts its interest rate sensitivity throughout the year.

Interest rate risk is controlled by projecting the response of net interest income to changes in market interest rates. Management's objective is to minimize the annual change in net interest income resulting from changes in the Bank's prime interest rate. This exposure is measured by simulating the repricing of assets and liabilities shown in the Bank's interest rate sensitivity gap position. This simulation takes into account the fact that various assets and liabilities indicated as repricing within the same period may actually reprice at different times and at different rate levels. The Bank's interest rate risk profile at December 31, 1995 indicates that over a one year time horizon, for a 200 basis point parallel shift in interest rates spread evenly over the year, there is a positive effect to the Bank in a rising interest rate environment and a negative effect in a falling interest rate environment, the amounts of which are similar and within the Bank's established guidelines.

Another method of measuring interest rate risk is by simulating asset and liability market value sensitivity resulting from changes in interest rates. As of December 31, 1995, the Bank's market value analysis indicates that for a 200 basis point immediate change in interest rates, there is a more significant negative effect to the Bank in a falling versus a rising interest rate environment, both of which are within the Bank's established policy limits.


Capital Resources

The Bank is subject to capital adequacy guidelines issued by the FDIC. The FDIC has risk-based capital guidelines for financial institutions, such as the Bank. The minimum ratio of risk-based capital to risk-adjusted assets (including certain off-balance sheet items such as standby letters of credit) is 4% and 8% for Tier 1 and total capital, respectively. At least half of the total capital is to be comprised of common equity and qualifying perpetual preferred stock, less certain intangible assets and the disallowed portion of deferred tax assets ("Tier 1 capital"). The remainder ("Tier 2 capital") may consist of mandatory convertible debt securities, qualifying subordinated debt, other preferred stock and a portion of the reserve for possible loan losses.

In addition, the FDIC has minimum "leverage" ratio guidelines (Tier 1 capital as of quarter-end to total quarterly average assets) for financial institutions. These guidelines provide for a minimum leverage ratio of 3% for financial institutions that meet certain specified criteria. Most financial institutions (including the Bank) are required to maintain a leverage ratio of at least 100 to 200 basis points above the minimum ratio. As discussed under Note 2 of Notes to Consolidated Financial Statements, the Bank is required by Board of Director resolution to maintain a Tier 1 leverage capital ratio at a minimum of 6%.

Information regarding the capital ratios of the Bank as of December 31, 1995, calculated using the standards provided in the risk-based and minimum "leverage" ratio capital guidelines, are presented on the following page:

                                                  As of December 31, 1995
                                                  -----------------------
                                                  (dollars in thousands)
Risk-Based Capital
------------------
Tier 1 capital.................................          $ 48,822
Total capital..................................            55,425
Risk-weighted assets...........................           526,251

Tier 1 risk-based capital ratio:
  Actual.......................................              9.28%
  Regulatory requirement.......................              4.00
Total risk-based capital ratio:
  Actual.......................................             10.53
  Regulatory requirement.......................              8.00

Leverage Capital
----------------
Total shareholders' equity.....................          $ 59,509
Add  - Net unrealized loss on available
        for sale securities....................                11
Less - Net deferred tax asset disallowance.....           (10,492)
     - Other...................................              (206)
                                                         --------
  Total adjusted shareholders' equity..........          $ 48,822
                                                         ========
Total average assets...........................          $727,910
Add  - Net unrealized loss on available
        for sale securities....................               470
Less - Net deferred tax asset disallowance.....            (8,971)
                                                         --------
  Total adjusted average assets (1)............          $719,409
                                                         ========
Leverage capital ratio:
  Actual.......................................              6.79%
  Minimum established by Board resolution......              6.00


(1) Based upon average adjusted assets for the fourth quarter.

For further information regarding regulatory examinations and other regulatory matters see Note 2 of Notes to Consolidated Financial Statements.


Effects of Inflation

The impact of inflation on banks differs from the impact on nonfinancial institutions. Banks, as financial intermediaries, have assets and liabilities which may move in concert with inflation. This is especially true for banks with a high percent of rate sensitive interest earning assets and interest bearing liabilities. A bank can reduce the impact of inflation if it can manage its rate sensitivity gap. The Bank attempts to structure its assets and liabilities and manage its gap in a manner which will minimize the potential adverse effects of inflation or other market forces on its profitability and capital position.

A large proportion of the Bank's assets and liabilities, as well as off-balance sheet assets and commitments, are financial instruments. The Bank's estimates of the fair values of financial instruments are included in Note 14 of Notes to Consolidated Financial Statements, as required by Statement of Financial Accounting Standards No. 107 (SFAS 107). However, due to the wide range of acceptable valuation techniques, numerous estimates required and the exclusion by SFAS 107 of certain financial instruments and all nonfinancial instruments from reporting, the fair values presented do not purport to present the underlying value of the Bank.

ITEM  8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


(a) The following financial statements and related documents are filed as part of this annual report on Form F-2 on the following pages:


                                                                        Page
                                                                        -----

     Management's Report on Financial Statements................         52

     Report of Independent Public Accountants...................         53

     Consolidated Balance Sheets as of
     December 31, 1995 and 1994.................................         54

     Consolidated Statements of Operations for the years ended
     December 31, 1995, 1994 and 1993 ..........................         55

     Consolidated Statements of Changes in Shareholders'
     Equity for the years ended December 31, 1995,
     1994 and 1993..............................................         56

     Consolidated Statements of Cash Flows for the years
     ended December 31, 1995, 1994, and 1993....................         57

     Notes to Consolidated Financial Statements.................         58

(b) The following supplementary data are set forth in this annual report on Form F-2 on the following pages:

     Quarterly Results of Operations............................         82

MANAGEMENT'S REPORT ON FINANCIAL STATEMENTS

The accompanying financial statements and the related financial information in this Annual Report were prepared by the management of Lafayette American Bank and Trust Company in accordance with generally accepted accounting principles and where appropriate reflect management's best estimates and judgment. Management is responsible for the integrity, objectivity, consistency and fair presentation of the financial statements and all financial information contained in this Annual Report.

Management has in place an internal accounting control system designed to provide reasonable assurance that assets are safeguarded, that transactions are executed in accordance with the Bank authorizations and policies, and that transactions are properly recorded so as to permit preparation of financial statements that fairly present financial position and results of operations in conformity with generally accepted accounting principles. The internal control system is augmented by a structure that provides appropriate division of duties and the communication of written policies and procedures to the Bank's operating departments.

The Audit Committee of the Board of Directors, composed solely of outside directors, meets periodically with the Bank's management, internal auditors and independent public accountants to review matters relating to financial reporting, internal control structure and the nature, extent and results of the audit effort. The independent public accountants and the internal auditor have access to the Audit Committee with or without management present.

The accompanying financial statements have been audited by Arthur Andersen LLP, independent public accountants. Their audits include a study and evaluation of the Bank's internal control system as required by generally accepted auditing standards. Under these standards, the purpose of such evaluations is to establish a basis for reliance on the internal control system in determining the nature, timing and extent of other auditing procedures required to support their opinion on the financial statements.





         /s/ Robert B. Goldstein                   /s/ Phillip J. Mucha
         ------------------------                  -------------------------
         Robert B. Goldstein                       Phillip J. Mucha
         President and Chief                       Executive Vice President
         Executive Officer                         and Chief Financial Officer

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Shareholders and Board of Directors of Lafayette American Bank and Trust Company:


We have audited the consolidated balance sheets of Lafayette American Bank and Trust Company and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lafayette American Bank and Trust Company and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



                                                   ARTHUR ANDERSEN LLP



New York, New York
January 17, 1996 (except with respect to the matter discussed in Note 1, as to which the date is February 6, 1996 and the matter discussed in Note 13, as to which the date is February 2, 1996)

CONSOLIDATED BALANCE SHEETS
Lafayette American Bank and Trust Company and Subsidiaries

                                                          As of December 31,
                                                        ----------------------
(dollars in thousands)                                  1995            1994
----------------------                                  ----            ----
Assets
Cash and Due from Banks...........................    $ 41,546        $ 35,238
Interest Bearing Deposits with Banks..............         649           1,279
Securities:
  Available for Sale - at fair value..............     113,615          65,466
  Held to Maturity - at amortized cost (market
    value of $28,183 in 1995 and $102,926
    in 1994)......................................      27,854         109,736
                                                      --------        --------
        Total Securities..........................     141,469         175,202
                                                      --------        --------
Loans.............................................     518,046         435,756
  Less Reserve for Possible Loan Losses...........      (8,562)         (9,631)
                                                      --------        --------
    Net Loans.....................................     509,484         426,125
Deferred Income Taxes.............................      15,382           3,439
Cash Surrender Value..............................       8,487           7,592
Other Real Estate Owned...........................       5,460           6,966
Premises and Equipment............................       4,803           4,722
Accrued Interest Receivable.......................       4,641           4,432
Other Assets......................................       3,484           8,756
                                                      --------        --------
      Total Assets................................    $735,405        $673,751
                                                      ========        ========

Liabilities and Shareholders' Equity
Liabilities:
  Deposits:
    Noninterest Bearing...........................    $147,687        $138,722
    Interest Bearing..............................     488,656         431,687
                                                      --------        --------
      Total Deposits..............................     636,343         570,409
  Funds Borrowed..................................      33,595          58,953
  Other Liabilities...............................       5,958           6,519
                                                      --------        --------
      Total Liabilities...........................     675,896         635,881
                                                      --------        --------
Commitments and Contingencies (Notes 2, 7,
  10, 12 and 13)

Shareholders' Equity:
  Preferred Stock - par value $1 per share:
    Authorized shares - 275,000...................        --               --
  Common Stock - no par value; stated value
    $.02 per share:
      Authorized shares - 15,000,000
      Issued shares - 10,013,529 in 1995 and
        10,005,196 in 1994........................         200             200
  Capital Surplus.................................      50,213          63,016
  Net Unrealized Losses on Available
    for Sale Securities, Net of Taxes in 1995.....         (11)         (2,998)
  Retained Earnings (Deficit) ....................       9,148         (22,307)
  Treasury Stock - at cost (7,000 common shares)..         (41)            (41)
                                                      --------        --------
    Total Shareholders' Equity....................      59,509          37,870
                                                      --------        --------
      Total Liabilities and
        Shareholders' Equity......................    $735,405        $673,751
                                                      ========        ========


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Lafayette American Bank and Trust Company and Subsidiaries


                                                                   Year Ended December 31,
                                                           ---------------------------------------
(dollars in thousands, except per share data)                1995            1994            1993
---------------------------------------------              -------         -------         -------

Interest Income:
  Loans, Including Fees.............................     $ 41,947         $34,136        $ 34,798
  Securities........................................       10,313           8,236           6,306
  Interest Bearing Deposits with Banks..............           44              43             115
  Federal Funds Sold................................          119             168             196
                                                         --------         -------        --------
    Total Interest Income...........................       52,423          42,583          41,415
                                                         --------         -------        --------
Interest Expense:
  Deposits..........................................       17,189          11,790          13,809
  Short-Term Borrowings.............................        3,699           1,463             751
  Long-Term Borrowings..............................           93             506             874
                                                         --------         -------        --------
    Total Interest Expense..........................       20,981          13,759          15,434
                                                         --------         -------        --------
Net Interest Income.................................       31,442          28,824          25,981
Provision for Possible Loan Losses..................        3,190           3,325          23,500
                                                         --------         -------        --------
Net Interest Income after
  Provision for Possible Loan Losses................       28,252          25,499           2,481
                                                         --------         -------        --------
Noninterest Income:
  Service Charges on Deposit Accounts...............        3,502           3,209           3,469
  Trust Income, Net.................................          938           1,395           1,515
  Commissions and Fees..............................          487             457             537
  Mortgage Servicing Fees...........................          355             257             192
  Gains on Sales of Loans...........................          308             681             566
  Securities Gains, Net.............................          279              --           1,505
  Other.............................................          209             338             522
                                                         --------         -------        --------
    Total Noninterest Income........................        6,078           6,337           8,306
                                                         --------         -------        --------
Noninterest Expense:
  Salaries..........................................        9,893          10,161           9,962
  Employee Benefits.................................        2,134           2,254           2,310
  Net Occupancy.....................................        3,373           3,136           3,608
  Furniture and Equipment...........................        1,930           2,102           2,156
  Marketing.........................................        1,234             894             757
  Foreclosed Properties Expense, Net................        1,107           1,642           5,425
  FDIC Insurance....................................          937           1,624           1,698
  Branch Closure and Restructuring Costs............           --              --           2,370
  Other.............................................        5,622           6,610           8,503
                                                         --------         -------        --------
    Total Noninterest Expense.......................       26,230          28,423          36,789
                                                         --------         -------        --------
Income (Loss) Before Income Taxes and Cumulative
  Effect of Change in Accounting Principle..........        8,100           3,413         (26,002)
Provision (Benefit) for Income Taxes................      (10,827)         (2,724)             16
                                                         --------         -------        --------
Income (Loss) Before Cumulative Effect of Change in
  Accounting Principle..............................       18,927           6,137         (26,018)
Cumulative Effect of Change in Accounting
  Principle.........................................           --              --          (3,118)
                                                         --------         -------        --------
Net Income (Loss)...................................     $ 18,927         $ 6,137        $(29,136)
                                                         ========         =======        ========
Average Common Shares Outstanding:
  Primary...........................................   10,235,953       8,870,266       1,750,458
  Fully Diluted.....................................   10,269,618       8,870,266       1,750,458
Per Common Share:
  Primary:
    Income (Loss) Before Cumulative Effect of
      Change in Accounting Principle.................      $ 1.85            $.69         $(14.86)
    Cumulative Effect of Change in
      Accounting Principle..........................          --               --           (1.78)
                                                           ------            ----         -------
    Net Income (Loss)...............................       $ 1.85            $.69         $(16.64)
                                                           ======            ====         =======
  Fully Diluted:
    Income (Loss) Before Cumulative Effect of
      Change in Accounting Principle.................      $ 1.84            $.69         $(14.86)
    Cumulative Effect of Change in
      Accounting Principle..........................          --               --           (1.78)
                                                           ------            ----         -------
    Net Income (Loss)...............................       $ 1.84            $.69         $(16.64)
                                                           ======            ====         =======
  Dividends Declared................................       $  .05            $ --         $    --
                                                           ======            ====         =======


   The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Lafayette American Bank and Trust Company and Subsidiaries


                                                                                   Net
                                                                               Unrealized
                                                                              Gains (Losses)
                                                                               on Available   Retained
                                                 Preferred  Common   Capital     for Sale     Earnings    Treasury
(dollars in thousands, except per share data)      Stock     Stock   Surplus    Securities    (Deficit)     Stock       Total
--------------------------------------------     ---------  ------   -------  --------------  ---------   --------     --------
Balance, December 31, 1992....................     $ 52      $ 35    $30,178     $    -        $    693     $  -       $ 30,958
Net Loss......................................       -         -         -            -         (29,136)       -        (29,136)
Issuance of 16,811 Shares of Preferred Stock..       17        -         487          -             -          -            504
Net Unrealized Gains on Available for
  Sale Securities.............................       -         -         -            215           -          -            215
                                                   ----      ----    -------     --------      --------     -----      --------
Balance, December 31, 1993....................       69        35     30,665          215       (28,443)       -          2,541
Net Income....................................       -         -         -            -           6,137        -          6,137
Issuance of 7,787,407 Shares of Common Stock
  at $4.40 Per Share in Connection with
  Rights Offering, Net of Related Expenses
  of $1,948,000...............................       -        156     32,161          -              -         -         32,317
Conversion of 68,635 Shares of Preferred
  Stock into 467,953 Shares of Common Stock...      (69)        9         60          -              -         -             -
Issue and Retirement of Treasury Stock in
  Connection with One-For-Two Reverse
  Stock Split.................................       -         -          (2)         -              (1)       -             (3)
Acquisition of Common Stock in Lieu of Debt
  (17,000 shares).............................       -         -         -            -              -       (100)         (100)
Sale of Treasury Common Stock (10,000 shares).       -         -           5          -              -         59            64
Retirement of 2,005.5 Warrants at $1.25
  Per Warrant.................................       -         -          (3)         -              -         -             (3)
Effect of Compensation Plans..................       -         -         130          -              -         -            130
Increase in Net Unrealized Losses on
  Available for Sale Securities...............       -         -         -         (3,213)           -         -         (3,213)
                                                   ----      ----    -------     --------      --------     -----      --------
Balance, December 31, 1994....................       -        200     63,016       (2,998)      (22,307)      (41)       37,870
Net Income....................................       -         -         -            -          18,927        -         18,927
Transfer......................................       -         -     (13,028)         -          13,028        -             -
Common Stock Cash Dividends ($.05 per share)..       -         -         -            -            (500)       -           (500)
Effect of Compensation Plans..................       -         -         184          -              -         -            184
Exercise of Stock Options (8,333 shares)......       -         -          41          -              -         -             41
Decrease in Net Unrealized Losses on
  Available for Sale Securities, Net of Taxes.       -         -         -          2,987            -         -          2,987
                                                   ----      ----    -------     --------      --------     -----      --------
Balance, December 31, 1995....................     $ -       $200    $50,213     $    (11)     $  9,148     $ (41)     $ 59,509
                                                   ====      ====    =======     ========      ========     =====      ========


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Lafayette American Bank and Trust Company and Subsidiaries



                                                                Year Ended December 31,
                                                        --------------------------------------
(dollars in thousands)                                    1995           1994           1993
---------------------                                   --------       --------       --------
Operating Activities:
  Net Income (Loss)...................................  $ 18,927      $   6,137       $(29,136)
  Adjustments to Reconcile Net Income (Loss) to Net
    Cash Provided by Operating Activities:
      Cumulative Effect of Change in Accounting
        for Purchased Mortgage Servicing Rights.......       -              -            3,118
      Provision for Possible Loan Losses..............     3,190          3,325         23,500
      Provision for Loss on Foreclosed Properties.....       316          1,137          4,401
      Depreciation and Amortization...................     1,679          2,069          4,415
      Deferred Income Tax Provision (Benefit).........   (11,935)        (3,439)           248
      Branch Closure and Restructuring Costs..........       -              -            2,370
      Securities Gains, Net...........................      (279)           -           (1,505)
      Gains on Sales of Loans.........................      (308)          (681)          (566)
      Loans Originated for Sale.......................    (6,961)       (12,409)        (8,439)
      Proceeds from Sales of Loans....................     5,882         11,514          7,422
      Net Change in Interest Receivables and Payables.      (128)          (337)           806
      Other, Net......................................     7,050         (1,071)           508
                                                        --------       --------       --------
        Net Cash Provided by Operating Activities.....    17,433          6,245          7,142
                                                        --------       --------       --------
Investing Activities:
  Securities Available for Sale:
    Proceeds from Maturities of Securities............    21,599         13,077         32,773
    Proceeds from Sales of Securities.................    25,590              5        105,429
    Purchases of Securities...........................    (4,527)       (13,789)      (134,421)
  Securities Held to Maturity:
    Proceeds from Sales of Securities.................       -              -            9,615
    Proceeds from Maturities of Securities............     9,717         10,789         11,736
    Purchases of Securities...........................   (15,405)       (64,622)       (19,132)
  Repayments (Originations) of Loans, Net.............   (87,185)       (27,009)        19,547
  Proceeds from Sales of Assets Held for Sale.........       -            9,834            -
  Purchases of Premises and Equipment.................    (1,661)        (1,962)          (916)
                                                        --------       --------       --------
        Net Cash Provided by (Used for)
          Investing Activities........................   (51,872)       (73,677)        24,631
                                                        --------       --------       --------
Financing Activities:
  Net Decrease in Demand, NOW,
    Savings and Money Market Accounts.................    (1,139)       (17,123)       (41,025)
  Net Increase (Decrease) in Time Deposits............    67,073         35,682        (10,295)
  Increase (Decrease) in Federal Home Loan Bank
    Advances..........................................   (16,000)        (6,000)        30,315
  Net Increase (Decrease) in Federal Funds Purchased
    and Securities Sold Under Repurchase Agreements...   (10,295)        24,403        (13,382)
  Net Increase (Decrease) in Other Borrowed Funds.....       937          4,085         (2,698)
  Net Proceeds from Issuance of Common Stock..........       -           32,317            -
  Net Proceeds from Sale of Treasury Common Stock.....       -               64            -
  Net Proceeds from Issuance of Preferred Stock.......       -              -              504
  Proceeds from Exercise of Stock Options.............        41            -              -
  Cash Dividends Paid.................................      (500)           -              -
                                                        --------       --------       --------
        Net Cash Provided by (Used for)
          Financing Activities........................    40,117         73,428        (36,581)
                                                        --------       --------       --------
        Net Increase (Decrease) in Cash and Cash
          Equivalents.................................     5,678          5,996         (4,808)
Cash and Cash Equivalents at Beginning of Year........    36,517         30,521         35,329
                                                        --------       --------       --------
Cash and Cash Equivalents at End of Year..............  $ 42,195       $ 36,517       $ 30,521
                                                        ========       ========       ========
Supplemental Information on Cash Paid For:
  Interest............................................  $ 20,900       $ 13,626       $ 15,393
  Income Taxes Paid (Refunded), Net...................      (454)          (472)           460
Noncash Investing and Financing Activities:
  Transfer of Held to Maturity Securities
    to Securities Available for Sale..................    87,518          1,216          3,208
  Transfer of Securities Held for Sale to
    Securities Held for Investment....................       -              -           27,583
  Transfer from Loans to Other Real Estate Owned......     1,215          5,560          5,183
  Transfer of Loans and Other Real Estate
    Owned to Assets Held for Sale.....................       -              -           33,557
  Transfer of Assets Held for Sale to Loans and
    Other Real Estate Owned...........................       -           19,046            -
  Loans to Facilitate Sale of Other Real
    Estate Owned......................................     1,135          1,747          1,631
  Transfer from Loans to Treasury Stock...............       -              100            -
  Decrease (Increase) in Unrealized Loss on
    Available for Sale Securities.....................     2,979         (3,213)           215


The accompanying notes are an integral part of these financial statements.


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Lafayette American Bank and Trust Company and Subsidiaries

1. Summary of Significant Accounting Policies

Nature of Operations

Lafayette American Bank and Trust Company (the "Bank") is a state bank organized under the laws of the State of Connecticut engaged in the commercial banking business. The Bank operates nineteen branches mainly in Fairfield and New Haven counties. Its primary source of revenue is providing loans to customers, who are predominately small-to-mid-sized businesses as well as individuals.

The Bank has three wholly-owned subsidiaries two of which are utilized for the purpose of holding, developing, and disposing of properties obtained through foreclosure proceedings and the third for the purpose of investing in the common stock of other Connecticut based financial institutions.

On February 6, 1996, the Bank announced a strategic alliance, through merger, with HUBCO, Inc. ("HUBCO"), a New Jersey based bank holding company. Under the proposed merger, which is subject to various conditions including regulatory approvals and approval by the shareholders of both the Bank and HUBCO, each share of the Bank's common stock will convert into 0.588 of a share of HUBCO common stock. In connection with the merger agreement, the Bank and HUBCO entered into a stock option agreement dated February 5, 1996 pursuant to which HUBCO will have an option to purchase 2,400,000 shares of the Bank's common stock at $10.75 per share, which option is exercisable in certain circumstances. The proposed transaction is expected to close in the second or third quarter of 1996. Certain merger costs and related restructuring charges will be incurred by the Bank in 1996.


Basis of Presentation

The consolidated financial statements include the accounts of the Bank and its subsidiaries. All material intercompany accounts and transactions have been eliminated. Certain amounts for prior years have been reclassified to conform to the current year presentation.

The accounting and reporting policies of the Bank conform to generally accepted accounting principles and prevailing practices within the banking industry.

Use of Estimates

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The more significant estimates with regard to these financial statements relates to the reserve for possible loan losses, the carrying values of other real estate, the deferred tax valuation reserve and the fair value of financial instruments disclosure. Actual results could differ from management's estimates.


Securities

Debt securities held to maturity are stated at cost, adjusted for amortization of premiums and accretion of discounts, because management has the intent and the ability to hold these investments in debt securities to maturity. The initial determination to include debt securities as held to maturity is made at the time of acquisition. Certain estimates are made involving assumed prepayments for mortgage-backed securities in recording amortization of premiums and accretion of discounts. These estimates are based on facts and circumstances existing at the date of the financial statements and are particularly sensitive to change in the future depending upon changes in interest rates.

Securities available for sale, including marketable equity securities, are recorded at fair value with any valuation adjustments reflected in shareholders' equity. Included as available for sale securities are securities that are purchased in connection with the Bank's asset/liability risk management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk or other factors.

Assets acquired for subsequent sale are classified as trading account securities and stated at fair value. As of December 31, 1995 and 1994, there were no securities classified as trading account securities.

The specific asset identification method is used to determine the cost of securities sold on the trade date. Losses deemed not recoverable and considered other than temporary declines in value are charged to noninterest income as a security loss.

Loans

Interest on undiscounted loans is credited to income utilizing the simple interest method based upon the principal amount outstanding. Interest on discounted loans is credited to income on a basis which results in approximate level rates of return over the terms of the loans. Loan origination and commitment fees, net of certain direct origination costs, are deferred and amortized to income as an adjustment to the related loan's yield over the contractual life of the loan on a basis which approximates the interest method, except for origination and commitment fees on demand loans which are amortized on a straight-line basis over the expected life of the loan. When loans are prepaid, sold or participated out, the unamortized portion of fees is recognized as income at that time.

Nonperforming assets

Nonperforming assets include nonaccrual loans, restructured loans and other real estate owned. Generally, a loan (including a loan impaired under Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114)) is classified as nonaccrual and the accrual of interest on such loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing; however, loans that are well secured and in the process of collection may not have the accrual of interest discontinued, at the judgment of management. When a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed against current period interest income, except where the Bank has determined that such loans are well secured as to principal and interest and are in the process of collection. Interest earned thereafter is only included in income to the extent that it is actually collected. Loans are removed from nonaccrual status when they become current as to both principal and interest and when future payments are estimated to be fully collectible.

Restructured loans are loans the terms of which have been restructured to provide a reduction, forgiveness or deferral of interest or principal because of deterioration in the financial position of the borrower. Interest is only recognized in current income at the renegotiated reduced rate and then only to the extent such interest is deemed collectible and the borrower has demonstrated repayment performance.

Other real estate owned, comprised of real estate acquired through foreclosure or acceptance of deed in lieu of foreclosure, is stated at the lower of cost or fair value minus estimated costs to sell (i.e., market). Property is transferred to other real estate owned at the lower of cost or estimated market value, with any cost over market value amount at the date of transfer charged to the reserve for possible loan losses. Any further diminution in value based on changes to estimated market value is charged to the reserve for foreclosed property losses.

As part of management's determination of nonperforming assets, management reviews and identifies certain other assets which may be impaired based upon current collateral and financial conditions. The accrual of interest on such assets is discontinued at the judgement of management.

Reserve for possible loan losses

The reserve for possible loan losses is established through provisions for possible loan losses charged against income. When management decides that a loan has a substantial risk of noncollectibility, that portion of the principal of the asset deemed to be uncollectible is charged against the reserve and subsequent recoveries, if any, are credited to the reserve.

As of January 1, 1995, the Bank adopted, prospectively, SFAS 114 and Statement of Financial Accounting Standards No. 118, "Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures" which amends certain aspects of SFAS 114. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. In accordance with these standards impaired loans within their scope are measured based on the present value of expected future cash flows discounted at the loan's original effective interest rate, or the observable market price of the impaired loan or the fair value of the collateral if the loan is collateral dependent. Any valuation reserve necessary under the standards are to be considered in determining the adequacy of the Bank's overall reserve for possible loan losses. As a result of adopting these standards, no additional loan loss reserves were required as of January 1, 1995.

The reserve for possible loan losses is maintained at levels considered by management to be adequate to absorb losses inherent in the loan portfolio. As revisions to the reserve become necessary, it is adjusted as appropriate in that period. Accordingly, management regularly monitors the adequacy of the reserve for possible loan losses. Management has a formal credit review function to evaluate the credit and market risk of loans, which includes obtaining appraisals reflecting current market conditions. In addition, loan credit concentrations by borrower, industry and collateral type are accumulated and monitored quarterly. The evaluation of potential losses includes a review of the current financial status and credit standing of borrowers and their prior payment history, an evaluation of available collateral, a review of loss experience in relation to outstanding loans and management's judgment as to prevailing economic conditions, among other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Premises and equipment

Premises and equipment, excluding land, are stated at original cost less accumulated depreciation and amortization. Land is reported at original cost. Depreciation and amortization is computed on a straight-line basis over the estimated useful lives of the assets, except for leasehold improvements which are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. Major improvements are capitalized, and recurring repairs and maintenance are charged to noninterest expense.

Purchased mortgage servicing rights

Purchased mortgage servicing rights are carried at the lower of amortized cost or the discounted value of the related estimated future net cash flow stream. The discount rate used is the discount rate currently reflected in the market. This methodology approximates a fair market valuation which is primarily based upon the related estimated future net cash flow stream discounted at a rate reflective of the approximate required return of investors when bidding for similar servicing portfolios.

The cost of purchased mortgage servicing rights is amortized over the estimated period of net servicing revenues. Certain estimates are made involving assumed prepayments, put options and deposit balances in recording this amortization. These estimates are based on facts and circumstances existing at the date of the financial statements and are particularly sensitive to change in the future depending upon changes in interest rates.

Securities sold under repurchase agreements

The Bank enters into sales of securities under repurchase agreements. Such agreements are treated as financings, and the obligations to repurchase securities sold are reflected as liabilities and the securities underlying the agreements remain in the securities accounts in the consolidated balance sheets. The securities underlying the agreements are held as collateral by the counterparties or in third party safekeeping accounts for the benefit of counterparties.

Cash flows

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, interest bearing deposits with banks and Federal funds sold.

Income taxes

The Bank and its subsidiaries file a consolidated Federal income tax return. Certain items of income and expense are recorded in different periods for financial reporting than for income tax reporting purposes and current tax liabilities or assets are recognized, through charges or credits to the current tax provision, for the estimated taxes payable or refundable for the current year. Net deferred tax liabilities or assets are recognized, through charges or credits to the deferred tax provision, for the estimated future tax effects, based on enacted tax rates, attributable to temporary differences and tax benefit carryforwards. Deferred tax liabilities are recognized for temporary differences that will result in amounts taxable in the future and deferred tax assets are recognized for temporary differences and tax benefit carryforwards that will result in amounts deductible or creditable in the future. A deferred tax valuation reserve is established if it is more likely than not that all or a portion of the Bank's deferred tax assets will not be realized. Changes in the deferred tax valuation reserve are recognized through charges or credits to the deferred tax provision.

Income (loss) per common share

Income (loss) per common share is determined by dividing net income (loss) by the weighted average number of common shares outstanding during the year giving effect to the assumed exercise of outstanding dilutive common stock options and warrants. The effect of the convertible preferred shares outstanding and stock options outstanding in 1993 was anti-dilutive and therefore not reflected in the computation of per common share amounts. All prior period per share amounts and average outstanding common shares have been retroactively adjusted for the one-for-two reverse stock split which was effected as of the close of business on May 31, 1994.

Dividend capability

In accordance with a Board of Director resolution and regulatory approval, during the third quarter of 1995 a transfer from the Bank's capital surplus account to retained earnings was recorded in the amount of $13,028,000. Such transfer eliminated the Bank's accumulated deficit as of June 30, 1995 and certain technical requirements regarding dividend payments which apply while an accumulated deficit exists.

On October 11, 1995, the Board of Directors of the Bank declared its first cash dividend since the second quarter of 1990. The dividend amounted to $.05 per common share payable on November 3, 1995 to shareholders of record on October 23, 1995.

Under Connecticut law, the Bank may declare and pay cash dividends only from the current year's and the prior two year's retained net profits as defined.

Trust assets

Trust assets administered by the Bank in a fiduciary or agency capacity are not included in these financial statements because they are not assets of the Bank. On September 29, 1995, the Bank completed the sale of its Trust Department assets of approximately $160,000,000 to Sachem Trust National Association (Sachem Trust). As of December 31, 1995, the Bank maintains fiduciary responsibility with respect to certain accounts with assets of approximately $22,008,000 which have not consented to the transfer of their relationship to Sachem Trust. It is the Bank's intent to eventually terminate all such nonconsenting accounts. As of December 31, 1994, the fair value of trust assets was $169,330,000. The Bank recognized trust income prior to the sale of its trust operations on an accrual basis.

Recent accounting pronouncements

Effective January 1, 1996, the Bank will be required to adopt SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". This standard requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management believes that the adoption of the standard will not have a material impact on the Bank's financial position or results of operations.

Effective January 1, 1996, the Bank will also be required to adopt SFAS No. 123, "Accounting for Stock-Based Compensation". This statement establishes financial accounting and reporting standards for stock-based employee compensation plans and will allow companies to choose either 1) a fair value method of valuing stock-based compensation plans which will affect reported net income, or 2) to continue following the existing accounting rules for stock option accounting but disclose what the impacts would have been had the new standard been adopted. The Bank will choose the disclosure option of this standard which would require disclosing the pro forma net income and earnings per share amounts assuming the fair value method was adopted on January 1, 1995. As a result, the adoption of this standard will not impact the Bank's financial position or results of operations.


2. Regulatory Actions

During the second quarter of 1995, the State of Connecticut Department of Banking (the "State") and the Federal Deposit Insurance Corporation (the "FDIC") concluded concurrent full "safety and soundness" examinations of the Bank. Subsequent to June 30, 1995, the Bank was formally notified by the FDIC that the FDIC and State were in agreement that the June 25, 1992 Stipulation and Consent to a Cease and Desist Order (the "FDIC Order") under which the Bank had been operating, should be terminated upon their receipt of an acceptable Board of Directors' resolution. In compliance with their request, on July 26, 1995, the Bank's Board of Directors adopted a resolution which included, among other matters, a commitment that the Bank maintain a Tier 1 leverage capital ratio at a minimum of 6%. On July 31, 1995, the FDIC terminated the FDIC Order.


3. Securities

A summary comparison of securities available for sale, by type, was as follows:


                                                  Gross            Gross
                                Amortized      Unrealized       Unrealized         Fair
                                   Cost           Gains           Losses           Value
                                ---------      ----------       ----------         -----
                                                     (in thousands)
December 31, 1995:
------------------
U.S. Treasury................   $  3,520          $--           $    (6)         $  3,514
U.S. Government agencies.....     14,935            98              (56)           14,977
Mortgage-backed securities...     86,358           593             (627)           86,324
Obligations of states and
  political subdivisions.....        125           --               --                125
Other debt securities........      5,407           --               (41)            5,366
Marketable equity securities.      3,290            46              (27)            3,309
                                --------          ----          -------          --------
    Total....................   $113,635          $737          $  (757)         $113,615
                                ========          ====          =======          ========

December 31, 1994:
------------------
U.S. Treasury................   $ 21,967          $--           $  (906)         $ 21,061
U.S. Government agencies.....      9,989           --              (228)            9,761
Mortgage-backed securities...     33,854           --            (2,250)           31,604
Obligations of states and
  political subdivisions.....        125           --               --                125
Other debt securities........      2,216           --               --              2,216
Marketable equity securities.        313           386              --                699
                                --------          ----          -------          --------
    Total....................   $ 68,464          $386          $(3,384)         $ 65,466
                                ========          ====          =======          ========

A summary comparison of securities held to maturity, by type, was as follows:

                                                  Gross            Gross
                                Amortized      Unrealized       Unrealized         Fair
                                   Cost           Gains           Losses           Value
                                ---------      ----------       ----------         -----
                                                    (in thousands)
December 31, 1995:
------------------
Mortgage-backed securities...   $ 27,854          $361           $   (32)         $ 28,183
                                ========          ====           =======          ========


December 31, 1994:
------------------
U.S. Government agencies.....   $ 27,908          $--            $(2,134)         $ 25,774
Mortgage-backed securities...     78,821            11            (4,676)           74,156
Other debt securities........      3,007            --               (11)            2,996
                                --------          ----           -------          --------
    Total....................   $109,736          $ 11           $(6,821)         $102,926
                                ========          ====           =======          ========


As of December 31, 1995, the amortized cost and fair value of debt securities available for sale and held to maturity, by contractual maturity, are summarized below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                     Available for Sale              Held to Maturity
                                 -------------------------        ----------------------
                                 Amortized            Fair        Amortized       Fair
                                   Cost              Value           Cost         Value
                                 ---------           -----        ---------     --------
                                                     (in thousands)
Due in one year or less.......  $  1,751          $  1,748          $   --       $   --
Due after one year through
  five years..................    21,961            21,958              --           --
Due after five years through
  ten years...................       150               150              --           --
Due after ten years...........     3,415             3,435              --           --
Mortgage-backed securities....    86,358            86,324           27,854       28,183
                                --------          --------           ------      -------
                                $113,635          $113,615          $27,854      $28,183
                                ========          ========          =======      =======

Net realized gains on sales of marketable equity securities included in net securities gains were $528,000 and $3,000 in 1995 and 1993, respectively. There were no sales of marketable equity securities in 1994.

Proceeds, gross gains and gross losses from sales of investments in debt securities were:

                                       Year Ended December 31,
                                 -----------------------------------
                                 1995           1994            1993
                                 ----           ----            ----
                                           (in thousands)
    Available for Sale/
    Held for Sale:
    -----------------
     Proceeds.............     $24,749         $   5          $112,411
     Gross Gains..........         --            --              1,666
     Gross Losses.........         249           --                 22

During the fourth quarter of 1995, the Financial Accounting Standards Board issued a special report "A Guide to Implementation of Financial Accounting Standards No. 115 on Accounting for Certain Investments in Debt and Equity Securities" that allows for the transfer of debt securities from the held to maturity category to the available for sale category without tainting the classification of the remaining held to maturity portfolio. In December, 1995, the Bank transferred held to maturity securities in the amount of $87,518,000 to the available for sale category resulting in an adjustment to fair value of $28,000, net of income taxes, decreasing shareholders' equity. The Bank sold $24,998,000 of these securities in December, 1995 realizing a loss of $249,000.

During 1994, held to maturity securities in the amount of $1,216,000 were transferred to the securities available for sale category to conform to regulatory classifications.

As of December 31, 1995 and 1994, securities having carrying values of $34,949,000 and $58,634,000, respectively, were pledged to secure public funds or for other purposes as required by law or were pledged as collateral for repurchase agreements, interest rate swaps, certain deposits and Federal funds.


4. Loans

As of December 31, 1995 and 1994, the composition of the loan portfolio was:

                                          1995             1994
                                        --------         --------
                                              (in thousands)
      Commercial loans..............    $112,422         $ 98,913
      Loans secured by real estate:
        Commercial and other........     202,849          183,272
        1-4 Family residential......     179,437          131,535
        Construction................       6,575            6,599
      Loans to individuals..........      16,763           15,437
                                        --------         --------
        Total.......................    $518,046         $435,756
                                        ========         ========


The Bank grants commercial, residential and consumer loans primarily in Fairfield and New Haven counties in Connecticut. Although the Bank has a diversified loan portfolio, a significant portion of its borrowers' ability

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

to honor their contracts is dependent upon the real estate sector of the economy in its market area. The Connecticut economy is recovering and real estate values are leveling as compared to the severe decline in economic conditions and deterioration of real estate values experienced during the period 1989 through 1993. The Connecticut economy remains sluggish and does not appear to be returning at the rate of the national and New England recoveries. However, economic statistics indicate that Fairfield County has rebounded more rapidly than, and its recovery is out-pacing, other sectors within the state.

Loans outstanding for which the primary source of repayment is the sale of real estate collateral or cash flow from income producing properties were approximately $209,424,000 and $189,871,000 as of December 31, 1995 and 1994,
respectively. Commercial loans collateralized by real estate generally are underwritten with initial loan to value ratios not exceeding 80% although more stringent standards are being employed in many cases due to increased regulation and a slowly recovering economy.

As of December 31, 1995 and 1994, the outstanding balance of loans sold or participated to other parties and serviced by the Bank totaled $28,043,000 and $25,283,000, respectively. In addition, as of December 31, 1995 and 1994 the Bank had servicing rights on an FHA-insured multi-family mortgage loan portfolio with outstanding balances of $163,114,000 and $169,264,000, respectively.

For the year ended December 31, 1995 related party loan activity was (in thousands):

                                                      1995
                                                      ----
             Balance, beginning of year.........    $ 8,504
             Originations.......................      8,890
             Payments...........................     (8,191)
                                                    -------
             Balance, end of year...............    $ 9,203
                                                    =======

Related parties include directors, executive officers, their respective affiliates, their respective associates in which they have a controlling interest and their immediate family members. Management believes that all loan transactions with related parties were made on substantially the same terms as comparable loan transactions with others, and all such transactions were approved by the Board of Directors. All new loans and payments subsequent to an individual ceasing to serve in a related party capacity are not included in the above schedule. All related party loans were current as to principal and interest as of December 31, 1995.


5. Reserves for Possible Loan and Foreclosed Property Losses

The reserves for possible loan and foreclosed property losses are based on estimates, and ultimate losses may vary from the current estimates. These estimates are reviewed periodically and, as adjustments become necessary, they are reflected in operations in the periods in which they become known.

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



An analysis of the changes in the reserves for possible loan and foreclosed property losses are as follows:

                                           Year Ended December 31,
                                   ------------------------------------------
                                     1995           1994               1993
                                   -------        --------           --------
                                                (in thousands)
Reserve for possible
 loan losses:
 Balance, beginning
  of year....................      $ 9,631         $15,353           $ 16,540
 Provision charged
  to expense.................        3,190           3,325             23,500
Recoveries...................          808             981                800
Loans charged-off............       (5,067)        (11,463)           (18,705)
 Transferred from (to) assets
  held for sale..............          --            1,362             (6,782)
Transferred from reserve for
  foreclosed property losses.          --               73                --
                                   -------        --------           --------
Balance, end of year.........      $ 8,562        $  9,631           $ 15,353
                                   =======        ========           ========



                                           Year Ended December 31,
                                  ------------------------------------------
                                   1995              1994             1993
                                  ------           -------           -------
                                                (in thousands)
Reserve for foreclosed
 property losses:
Balance, beginning
  of year....................     $  --            $   --            $   268
Provision charged
  to expense.................        316             1,137             4,401
Real estate write-downs, net.       (316)           (1,064)           (3,501)
Transferred to assets held
  for sale...................        --                --             (1,168)
Transferred to reserve for
  possible loan losses.......        --                (73)              --
                                  ------           -------           -------
Balance, end of year.........     $  --            $   --            $   --
                                  ======           =======           =======


As of December 31, 1995, the recorded investment in loans that are considered to be impaired under SFAS 114 was $9,032,000 (of which $7,103,000 were on a nonaccrual basis). Included in this amount is $244,000 of impaired loans for which the related reserve for possible loan losses is $39,000 and $8,788,000 of impaired loans that as a result of write-downs do not have a reserve for possible loan losses. The average recorded investment in impaired loans during the year ended December 31, 1995 was approximately $8,459,000. For the year ended December 31, 1995, the Bank recognized interest income on those impaired loans of $418,000, which included $290,000 of interest recognized using the cash basis method of income recognition.


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


6. Nonperforming Assets

The balances of nonperforming assets and accruing loans past due 90 days or more (included in loans, and other real estate owned in the consolidated balance sheets) were:

                                                Year Ended December 31,
                                         ------------------------------------
                                          1995          1994           1993
                                         ------       -------        -------
                                                  (in thousands)

Nonaccrual loans....................    $ 7,103       $ 8,893        $34,703
Restructured loans..................        676         3,070         10,071
                                            ---         -----         ------
  Total nonperforming loans.........      7,779        11,963         44,774
Other real estate owned.............      5,460         6,966         10,100
                                          -----         -----         ------
  Total nonperforming assets........    $13,239       $18,929        $54,874
                                        =======       =======        =======
Accruing loans past due 90 days
  or more as to principal or
  interest..........................    $     1       $    24        $ 1,068
                                        =======       =======        =======

For the years ended December 31, 1995, 1994 and 1993, interest income recognized on nonaccrual and restructured loans outstanding was $290,000, $237,000 and $1,213,000, respectively. Interest income that would have been recognized during 1995, 1994 and 1993 on such loans if such loans had been current in accordance with their original terms and had been outstanding throughout the year (or since origination if held for part of the year) was $1,130,000, $1,316,000 and $3,310,000, respectively.

Included on the consolidated balance sheets as of December 31, 1995 and 1994 is $5,347,000 and $5,581,000, respectively, of net cash surrender value (net of insurance premium loans in the amount of $1,521,000 and $585,000, respectively) pertaining to life insurance policies issued by a company (affiliated with Confederation Life Insurance Company of Canada) which was placed in rehabilitation during the third quarter of 1994. Although uncertainties exist as a result of the rehabilitation process and although the Bank has ceased accruing interest on this asset, the information available to the Bank does not indicate that this asset (which is not included in the preceding nonperforming asset table) is impaired.


7. Premises and Equipment

The net book value of premises and equipment was comprised of the following:

                                                   December 31,
                                               -------------------
                                                 1995        1994
                                               -------     -------
                                                  (in thousands)

        Land..............................     $    69     $    69
        Buildings.........................          36          36
        Leasehold improvements............       5,788       5,539
        Furniture and equipment...........       8,427       8,144
                                               -------     -------
                                                14,320      13,788
        Less accumulated depreciation
          and amortization................      (9,517)     (9,066)
                                               -------     -------
            Total.........................     $ 4,803     $ 4,722
                                               =======     =======

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



Provisions for depreciation and amortization on premises and equipment of $1,486,000 in 1995, $1,507,000 in 1994 and $1,647,000 in 1993 were included in net occupancy expense or furniture and equipment expense, depending upon the nature of the asset. Included in branch closure and restructuring costs in 1993 is $620,000 of costs which represent the write-off of the net book value of building, leasehold improvements and furniture and equipment related to the three branches closed on March 15, 1994.

The Bank leases certain other premises and rents equipment under operating leases with terms extending through 2006. The Bank has rights to exercise renewal and/or purchase options at fair value for various leased premises. Rental expense for leased premises and equipment was $1,750,000 in 1995, $1,822,000 in 1994 and $1,820,000 in 1993, net of sublease income and amortization of a deferred gain on a sale-leaseback transaction totaling $118,000 in 1995, $53,000 in 1994 and $50,000 in 1993.

The Bank leases certain facilities at rates which management believes were market rates as they existed at lease inception or lease renewal from related parties, including in some instances directors and partnerships which include directors and officers as partners. The leases expire at various dates through 1999. Generally, independent appraisals were used to determine the annual rentals contained in the leases. Rental expense under leases with related parties was approximately $235,000, $270,000 and $583,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

As of December 31, 1995, minimum annual rental commitments under noncancellable building and equipment leases, net of annual sublease income, were (in thousands):

                                                      Operating
     Years                                              Leases
     -----                                            ---------
     1996..............................                 $1,541
     1997..............................                  1,425
     1998..............................                  1,355
     1999..............................                  1,039
     2000..............................                    809
     2001-2006.........................                  3,552




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



8.   Time Deposits

     As of December 31, 1995, maturities of time deposits were:

                                  Denomination
                         ------------------------------
                         $100,000
     Maturity             or more                 Other                 Total
     --------            --------                 -----                 -----
                                             (in thousands)

  1996..........         $34,835                $210,617              $245,452
  1997..........             427                   9,304                 9,731
  1998..........            --                       770                   770
  1999..........             100                   2,767                 2,867
  2000..........             132                      49                   181
                         -------                --------              --------
                         $35,494                $223,507              $259,001
                         =======                ========              ========

Interest expense on time deposits in denominations of $100,000 or more was $1,720,000, $826,000 and $591,000 for the years ended December 31, 1995, 1994 and 1993, respectively.


9. Funds Borrowed

     Funds borrowed consisted of the following (in thousands):

                                               December 31,
                                           ---------------------
                                             1995          1994
                                           -------       -------
  Federal funds purchased............      $ 1,800       $ 3,100
  Securities sold under repurchase
    agreements.......................       18,459        27,453
  Demand notes issued to the
    U.S. Treasury....................        3,500         3,500
  Federal Home Loan Bank advances....        8,315        24,315
  Other..............................        1,521           585
                                           -------       -------
      Total..........................      $33,595       $58,953
                                           =======       =======

A summary of securities sold under repurchase agreements as of December 31, 1995 follows:

                                 Repurchase Borrowing
                                 --------------------  Carrying       Fair
 Collateral Securities              Amount    Rate       Value       Value
 ---------------------           ----------   ----       -----       -----
                                              (in thousands)

 U.S. Government agencies.......  $ 6,978    5.12%     $ 6,928     $ 6,928
 Mortgage-backed securities:
   GNMA.........................     --       --            81          81
   Other........................   11,481    5.12       17,776      17,973
                                  -------              -------     -------
                                  $18,459    5.12      $24,785     $24,982
                                  =======              =======     =======

The weighted average maturity and contractual rates of securities sold under repurchase agreements were 4 days and 5.12% as of December 31, 1995 and eight days and 5.70% as of December 31, 1994, respectively.

As of December 31, 1995, the Bank's off-balance sheet risk with counterparties to securities sold under repurchase agreements was approximately $6,815,000. The amount at risk with counterparties represents the excess of the greater of the carrying value or fair value of underlying collateral plus related accrued interest receivable over the total repurchase borrowing and related accrued interest payable.

As of December 31, 1995, all of the securities sold under repurchase agreements provided for the repurchase of identical securities.

Securities sold under repurchase agreements averaged $47,062,000 and $14,301,000 during 1995 and 1994, respectively, and the maximum amounts outstanding at any month-end during 1995 and 1994 were $68,175,000 and $29,704,000, respectively. The weighted average interest rates during 1995 and 1994 were 5.82% and 4.29%, respectively.

As of December 31, 1995, a summary of the Bank's advances with the Federal Home Loan Bank of Boston was as follows (in thousands):

             Maturity                        Amount            Rate
             --------                        ------            ----
          March 5, 1996 .................    $8,000            6.06%
          March 5, 2008 .................       315            4.50
                                             ------
                                             $8,315
                                             ======

These advances were collateralized by residential mortgage loans with a carrying value of approximately $44,003,000 as of December 31, 1995. As of December 31, 1995, the Bank had no unused borrowing capacity with the Federal Home Loan Bank of Boston.

10.  Stock Options and Warrants

The Bank has stock option arrangements which provide for granting of options to key employees to purchase Bank common stock at prices equal to or less than the fair market value at the date of grant. Generally, options become exercisable beginning after ten months but within seven to ten years of the date of grant, except in the event of a change in control (such as the Bank's merger with HUBCO) at which time certain outstanding options would become fully exercisable.

On May 24, 1994 shareholders approved the allocation of 250,000 shares of common stock for a 1994 Incentive Stock Option Plan. Certain options granted during 1995 and 1994 were at less than fair market value at the date of grant which resulted in the Bank recognizing compensation expense of $184,000 and $130,000 in 1995 and 1994, respectively.

A summary of transactions under the Bank's stock option arrangements follows:

                                                            Option
                                          Number of         Price
                                           Shares         Per Share
                                          ---------      -----------
Outstanding January 1, 1993..........       18,750       $6.00-14.00
  Expired............................       (5,834)       9.28-14.00
                                           -------
Outstanding December 31, 1993........       12,916        6.00-14.00
  Grants.............................      433,500              5.00
  Expired............................       (1,666)             9.28
                                           -------
Outstanding December 31, 1994........      444,750        5.00-14.00
  Grants.............................       56,000              5.00
  Expired............................      (22,000)             5.00
  Exercised..........................       (8,333)             5.00
                                           -------
Outstanding December 31, 1995........      470,417        5.00-14.00
                                           =======
Options exercisable as of
  December 31, 1995..................      196,874        5.00-14.00
                                           =======
Shares of common stock available
  for future grants as of
  December 31, 1995..................       32,500
                                           =======

On February 24, 1994, in connection with the Bank's common stock rights Offering, the Bank issued warrants to standby purchasers to purchase in aggregate 125,000 common shares at $4.40 per share. The warrants are exercisable between three and five years from the closing of the Offering, February 24, 1994, except in the event of a change in control at which time all outstanding warrants would become fully exercisable. They also include anti-dilution protection in the event of mergers, consolidations, stock splits and other reorganizations and would also have the benefit of certain rights to demand or participate in registrations of Bank stock. The proceeds received from the Offering attributable to the fair value of the warrants issued was credited to capital surplus. During 1994, 2,005.5 warrants were retired resulting in 122,994.5 outstanding warrants as of December 31, 1994. There were no warrant transactions during 1995.


11.  Benefit Plans

Employee Pension Plan

The Bank has a defined benefit pension plan which is non-contributory and covers all employees who meet certain age and service requirements. Prior to 1990, benefits were based on years of service and the employee's compensation during the last five years before normal retirement. As of January 1, 1990, the benefit formula was revised prospectively to be comparable to a percentage of each eligible participant's compensation as earned each year. The Bank's funding policy is to contribute annually amounts at least equal to minimum required contributions under the Employee Retirement Income Security Act of 1974 (ERISA).

The plan's assets are held in an irrevocable trust fund and its funded status and the Bank's funding obligations recognized in the consolidated balance sheets were:

                                                            December 31,
                                                     -----------------------
                                                      1995              1994
                                                     -----              ----
                                                            (in thousands)
Actuarial present value of benefit obligations:
  Accumulated benefit obligation - vested........... $2,868            $2,253
  Accumulated benefit obligation - non-vested.......    111                83
                                                     ------            ------
    Total accumulated benefit obligation............  2,979             2,336
Effect of projected future compensation levels......     25                24
                                                     ------            ------
Projected benefit obligation (PBO) for service
  rendered to date..................................  3,004             2,360
Plan assets, at fair value (comprised of equity
  and debt securities, including Bank common stock
  with a fair value of $273,000 and $185,000
  as of December 31, 1995 and 1994, respectively)...  2,566             1,944
                                                     ------            ------
Plan assets less than PBO...........................   (438)             (416)
Unrecognized net asset existing at January 1, 1987
  being recognized over approximately 15 years......   (248)             (289)
Unrecognized prior service..........................    (82)             (126)
Unrecognized net losses from past
  experience different from that assumed and
  effects of changes in assumptions.................    475               447
                                                     ------            ------
    Accrued pension cost included in other
      liabilities................................... $ (293)           $ (384)
                                                     ======            ======

The components of net pension expense reflected in the consolidated statements of operations and significant actuarial assumptions used were:


                                                       Year Ended December 31,
                                                      ------------------------
                                                        1995     1994    1993
                                                      -------   ------  ------
                                                            (in thousands)

Service cost - benefits earned during the year.....    $ 192    $ 189   $ 175
Interest cost on PBO...............................      204      182     185
Actual loss (return) on plan assets................     (413)     129    (156)
Net amortization and deferral......................      199     (344)    (95)
                                                       -----    -----   -----
  Net pension expense..............................    $ 182    $ 156   $ 109
                                                       =====    =====   =====

Actuarial assumptions:

  Weighted average discount rate...................    7.50%    8.00%   7.00%
  Rate of increase in future compensation levels...    5.00%    5.00%   5.00%
  Expected long-term rate of return on plan assets.    8.00%    7.50%   8.25%

Employee Savings and Profit Sharing Plan

The Bank sponsors a savings and profit sharing plan (the "Savings Plan") under
Section 401(k) of the Internal Revenue Code, covering all employees who meet certain age and service requirements. The Savings Plan has a discretionary non-contributory profit sharing feature, and also allows for voluntary employee contributions. Bank profit sharing contributions are based on profitability and other appropriate factors as determined by the Board of Directors. No profit sharing contributions were made for 1995, 1994 or 1993.

The Savings Plan allows participants to make contributions by salary deduction of up to 10% of their salary on a tax-deferred basis pursuant to section 401(k) of the Internal Revenue Code. The Bank matches employee contributions in Bank common stock at the rate of 50 cents per dollar on contributions up to the first 2% of the employee's compensation and 25 cents per dollar on contributions up to the next 4% of the employee's compensation. Employee contributions in excess of 6% of the employee's compensation are not matched by the Bank. Employee contributions vest immediately while the Bank's matching contributions vest after 5 years.

Shares of Bank common stock, which are purchased in the open market, are held in trust for the benefit of the participants. Total contributions made by the Bank and participants in 1995, 1994 and 1993 were $435,000, $347,000 and $341,000, with stock purchases of $346,000, $88,000 and $127,000 (41,221, 15,276 and
17,822 shares), respectively. Contributions by the Bank included in the total contribution amounts were $87,000, $50,000 and $44,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

Deferred Compensation Arrangements

The Bank has established deferred compensation arrangements for the directors and certain management members. The plans provide for annual payments (10-15 year certain) upon retirement. The liabilities under these agreements are being accrued from the commencement of the plans over the participants' remaining periods of service. In conjunction with these arrangements, the Bank is the beneficiary under life insurance policies that it has purchased on the respective participants and other nonparticipating employees. These plans do not hold any assets.

As of December 31, 1995 and 1994, the deferred compensation liability related to the plans was $2,397,000 and $2,552,000, respectively, net of $142,000 and $167,000, respectively, of an unrecognized transition obligation, which is being amortized over the individuals' remaining service period with the Bank. For the years ended December 31, 1995, 1994 and 1993, deferred compensation expense related to the plans was $64,000, $209,000 and $1,149,000, respectively. Net income (expense) resulting from transactions relating to the life insurance policies used as a funding vehicle for these plans was $(41,000), $262,000 and $630,000 for the years ended December 31, 1995, 1994 and 1993, respectively. See
Note 6 for an explanation of the nonaccrual status of certain life insurance policies.

The Bank also has established non-contributory defined benefit income retirement plans covering certain directors which became effective January 1, 1991. The benefits are based on years of service. The actuarial present value, assuming a 7.0% discount rate, of the benefit obligation attributed to prior service as of January 1, 1996 was $992,711. The amount attributed to prior service is being amortized over a period of 10 years. As of December 31, 1995 and 1994, the retirement plan liability was $326,000 and $286,000, respectively. Retirement plan expense was $170,000 and $180,000 for the years ended December 31, 1995 and 1994, respectively.


12.  Income Taxes

For the years ended December 31, 1995, 1994 and 1993, the provision (benefit) for Federal and state income taxes was:

                                 1995            1994            1993
                                 ----            -----           ----
                                            (in thousands)
Current:
  Federal............          $  1,078        $   170          $(248)
  State..............                30            545             16
                               --------        -------          -----
                                  1,108            715           (232)
Deferred Federal.....           (11,935)        (3,439)           248
                               --------        -------          -----
Provision (benefit)
  for income taxes...          $(10,827)       $(2,724)         $  16
                               ========        =======          =====


The reconciliation between total income tax expense and the amount determined by applying the statutory Federal income tax rate of 34% to income (loss) before income taxes and cumulative effect of change in accounting principle was:

                                                Year Ended December 31,
                                          --------------------------------------
                                              1995         1994          1993
                                             -----         ----          -----
                                                       (in thousands)
Expected tax provision (benefit)
  at statutory rate................       $  2,754      $ 1,160         $(8,841)
Increase (decrease) in taxes
  resulting from:
    Change in valuation reserve....        (15,073)      (4,552)         10,222
    Provision for assessments......          1,078          530             --
    State income tax differential..            --            -           (1,231)
    Non-deductible (non-taxable)
      net insurance plan expense
      (income).....................            12           (91)           (236)
    Other, net.....................           402           229             102
                                         --------       -------        --------
Provision (benefit) for income
 taxes............................       $(10,827)      $(2,724)        $    16
                                         ========       =======         =======



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



The components of and changes in the net deferred tax asset were:

                                                    Deferred
                                      January 1,   (Expense)        December 31,
                                        1995        Benefit            1995
                                      ----------   ---------        ------------
                                                (in thousands)
Federal and state tax operating
  loss carryforwards.............     $ 10,654     $(2,709)          $ 7,945
Provision for possible loan
  losses.........................        3,990        (480)            3,510
Purchased mortgage servicing
  rights.........................        1,250        (110)            1,140
Director and officer
  compensation plans.............        1,176         (60)            1,116
Federal AMT credit carryforward..          -           856               856
Provision for foreclosed
  property losses................        1,259        (583)              676
Depreciation.....................          260         243               503
Cash basis of reporting tax
  return income..................          729        (251)              478
Branch closure and
  restructuring costs............          292        (149)              143
Other............................           26         113               139
                                      --------     -------           -------
                                        19,636      (3,130)           16,506
Valuation reserve................      (16,197)     15,073            (1,124)
                                      --------     -------           -------
  Deferred tax asset.............     $  3,439     $11,943           $15,382
                                      ========     =======           =======

As of December 31, 1995 and 1994, the Bank had a net deferred tax asset of $15,382,000 and $3,439,000, respectively, and a current net tax receivable of $241,000 and $780,000, respectively. The deferred tax valuation reserve of $1,124,000 as of December 31, 1995 represents management's estimate of state operating losses carryforwards which may not be fully realizable. Management periodically evaluates the realizability of its deferred tax asset and will adjust the level of the valuation reserve if it is deemed more likely than not that all or a portion of the asset is realizable.

As of December 31, 1995, the Bank had the following Federal and state carryforwards available for tax reporting purposes (in thousands):

                                                                Expiration
                                              Amount              Dates
                                              ------            ----------
Federal regular net operating
  loss carryforwards................          $17,472           1998-2009
                                              =======
Federal AMT credit
  carryforwards.....................          $   856              N/A
                                              =======
State net operating loss
  carryforwards.....................          $28,786           1996-1999
                                              =======

The Bank's ability to take advantage of "built-in-losses" and net operating loss and AMT credit carryforwards could be limited if the Bank undergoes an "ownership change" within the meaning of Section 382 of the Internal Revenue Code. If such an "ownership change" occurred, the utilization of built-in deductions and net operating loss and AMT credit carryforwards would be limited. The Bank has not determined the amount of such carryforwards that would be limited in the event that a Section 382 "ownership change" occurs, although if an ownership change has occurred that the Bank is not aware of, the limitation could be significant. The Bank's management believes that, based on certain assumptions, the 1994 common stock rights offering did not result in an ownership change and the Bank will not be subject to Section 382 limitations on the utilization of its net operating loss carryforwards and built-in losses. Furthermore, based on the Bank's estimated fair value, as defined, on the anticipated closing date of the merger contemplated with HUBCO, the Bank does not expect that this change in ownership will result in a significant limitation on the utilization of its net operating loss carryforwards and built-in losses.

13. Commitments and Contingencies

Certain claims, suits and complaints arising in the ordinary course of business have been filed or are pending against the Bank and its subsidiaries. In the opinion of management, based on opinions of legal counsel, adequate reserves, if deemed necessary, have been established for these matters and their outcome will not result in a significant adverse effect on the financial condition or future operating results of the Bank and its subsidiaries.


On February 2, 1996, the Bank was named a defendant in a suit commenced by Amplicon, Inc. in the Superior Court of the State of California regarding the termination of a computer hardware and software lease. The complaint seeks monetary damages in excess of $1 million. Management believes, after consultation with legal counsel, that the Bank has substantial defenses to the claim. Although outcomes of legal proceedings cannot be assured, the Bank does not believe that this matter will result in a material adverse effect on the financial condition or future operating results of the Bank.

Legal fees, including fees for loan workouts, collections and foreclosures, paid to related parties were approximately $112,000, $164,000 and $418,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. As of December 31, 1995 and 1994, these financial instruments include commitments to extend lines of credit of approximately $63,835,000 and $59,559,000, respectively, and outstanding letters of credit of $5,448,000 and $2,456,000, respectively, of which $5,438,000 and $2,456,000, respectively, represent standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Standby letters of credit are conditional commitments issued to guarantee the performance of a customer to a third party. The Bank may or may not obtain collateral in connection with the issuance of standby letters of credit.

These financial instruments involve, to varying degrees, elements of credit and interest rate risk. The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument is represented by the contractual amount of those instruments. The Bank uses the same credit policies in making commitments as they do for existing loans. The credit risk of these financial instruments is controlled through credit approvals, limits, monitoring procedures and the receipt of collateral deemed necessary.

The Bank is required by regulation to maintain with a Federal Reserve Bank reserve balances based principally on deposits outstanding. These reserve balances, included in cash and due from banks, were approximately $11,203,000 and $8,907,000 as of December 31, 1995 and 1994, respectively.

14.  Fair Values of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Bank disclose estimated fair values for certain of its financial instruments. Financial instruments include such items as loans, securities, deposits, swaps and other instruments as defined in the standard.

The Standard requires that where available, quoted market prices be used to estimate fair values. Many of the Bank's financial instruments, however, lack an available trading market as characterized by a willing buyer and willing seller engaging in an exchange transaction. It is the Bank's general practice and intent to hold the majority of its financial instruments, such as loans and deposits, to maturity and not engage in trading or sales activities. Therefore, valuation techniques permitted by the Standard, such as present value calculations, were used by the Bank for the purposes of this disclosure.

Management notes that reasonable comparability between financial institutions may not necessarily be made due to the wide range of permitted valuation techniques and numerous estimates which must be made given the absence of active secondary markets for many of the financial instruments.

This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

The methods and assumptions used to estimate the fair values of each class of financial instruments are as follows:

Cash and Due from Banks and Interest Bearing Deposits with Banks. These items are generally short-term in nature and, accordingly, the carrying amounts reported in the consolidated balance sheets are reasonable approximations of their fair values.

Securities Available for Sale and Held to Maturity. Fair values are based principally on quoted market prices.

Loans. The fair value of accruing loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities or for classified loans using a discount rate that reflects the risk inherent in the loan.

The fair value of nonaccrual loans is estimated based on the estimated fair market value of the underlying collateral held.

Accrued Interest Receivable and Other Assets. The carrying amount of accrued interest receivable approximates its fair value. The carrying amounts of short-term receivables are considered to approximate their fair values.

Deposits. The fair value of demand, NOW, savings and money market deposits is the amount payable on demand at the reporting date. The fair value of time deposits is estimated using discounted value of contractual cash flows. The discount rates are the rates currently offered for deposits of similar remaining maturities.

Funds Borrowed. The carrying amount of Federal Home Loan Bank advances approximates their fair value because the interest rate on the advances is primarily adjustable monthly. Repurchase agreements and other borrowed funds consist of short-term liabilities and the carrying amounts approximate their fair values.

Accrued Interest Payable. The carrying amount of accrued interest payable approximates its fair value.

Loan Servicing Fees. The fair value of loan servicing fees, exclusive of those related to purchased mortgage servicing rights, is estimated by discounting estimated future cash flows using appropriate discount rates.

Commitments to Extend Credit and Standby Letters of Credit. The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair value of commitments to extend credit and standby letters of credit was not significant and therefore not disclosed as of December 31, 1995 and 1994.

     As of December 31, 1995 and 1994, the estimated fair values of the Bank's financial instruments were as follows:


                                             1995                   1994
                                    -------------------     -------------------
                                               Estimated               Estimated
                                     Carrying    Fair       Carrying     Fair
                                      Amount     Value       Amount      Value
                                    --------   --------     --------   --------
                                                 (in thousands)
ASSETS
Cash and Due from Banks..........   $ 41,546   $ 41,546     $ 35,238   $ 35,238
Interest Bearing Deposits
  with Banks.....................        649        649        1,279      1,279
Securities:
  Available for Sale.............    113,615    113,615       65,466     65,466
  Held to Maturity...............     27,854     28,183      109,736    102,926
Loans, Net (includes Loans
  Held for Sale).................    509,484    452,100      426,125    359,364
Accrued Interest Receivable......      4,641      4,641        4,432      4,432
Financial Instruments
  Included in Other Assets
  (cash surrender value
  of life insurance
  policies)......................      8,487      8,487        7,592      7,592

LIABILITIES
Deposits.........................    636,343    637,539      570,409    570,398
Funds Borrowed...................     33,595     33,595       58,953     58,953
Accrued Interest Payable.........        532        532          451        451

OTHER UNRECOGNIZED FINANCIAL
  INSTRUMENTS

Loan Servicing Fees..............        -          886          -          601


                                       QUARTERLY RESULTS OF OPERATIONS

           A summary of unaudited quarterly results of operations for 1995 and 1994 follows:


(dollars in thousands, execpt per share data)                     Three Months Ended
-----------------------------------------------------------------------------------------------------
                                                March 31        June 30        Sept. 30       Dec. 31
                                                --------        -------        --------       -------
1995
Interest Income...........................       $12,307        $12,976        $13,423        $13,717
Interest Expense..........................         4,700          5,163          5,520          5,598
                                                 -------        -------        -------        -------
Net Interest Income.......................         7,607          7,813          7,903          8,119
Provision for Possible Loan Losses........         1,100            890            500            700
Noninterest Income........................         1,920          1,734          1,338          1,086
Noninterest Expense.......................         7,174          6,749          6,212          6,095
Income Tax Benefit........................           895          5,223          2,366          2,343
                                                 -------        -------        -------        -------
Net Income................................       $ 2,148        $ 7,131        $ 4,895        $ 4,753
                                                 =======        =======        =======        =======

Average Shares Outstanding................    10,165,064     10,219,481     10,265,042     10,283,603
Per Common Share:
  Net Income..............................          $.21           $.70           $.48           $.46
  Cash Dividends Declared................             -              -              -             .05


1994
Interest Income...........................       $ 9,798        $10,130        $10,893        $11,762
Interest Expense..........................         3,205          3,108          3,393          4,053
                                                 -------        -------        -------        -------
Net Interest Income.......................         6,593          7,022          7,500          7,709
Provision for Possible Loan Losses........           622          1,000            600          1,103
Noninterest Income........................         1,646          1,500          1,407          1,784
Noninterest Expense.......................         6,837          7,013          7,305          7,268
Provision (Benefit) for Income Taxes......            10         (1,196)          (846)          (692)
                                                 -------        -------        -------        -------
Net Income................................       $   770        $ 1,705        $ 1,848        $ 1,814
                                                 =======        =======        =======        =======
Average Shares Outstanding................     5,102,058     10,081,375     10,087,396     10,095,290
Net Income Per Common Share...............          $.15           $.17           $.18           $.18


Note - See "Management's Discussion and Analysis of Financial Condition and
       Results of Operations" for discussion of significant variations. All prior period per share amounts and average outstanding common shares presented have been retroactively adjusted for the one-for-two reverse stock split which was effected as of the close of business on May 31, 1994.

                                    PART III


ITEM 9.  DIRECTORS AND PRINCIPAL OFFICERS OF THE BANK


With respect to Directors, the information required by this item will appear under the caption, "ELECTION OF LAFAYETTE DIRECTORS," in the Bank's proxy statement which will be dated and filed with the FDIC on or before April 26, 1996 for the 1996 annual meeting of shareholders and is incorporated by reference.

The following is a list as of February 29, 1996 showing the name and age of all principal officers of the Bank. Also shown are the positions and offices with the Bank held by them during the past five years and the dates from which those positions and offices have been continuously held. There are no family relationships between any of the principal officers or directors of the Bank.


                                   Positions and Offices Held and
    Name                    Age    Dates from Which Held
    ----                    ---    ---------------------

Donald P. Calcagnini.....   60     Chairman of the Board of Directors,
                                   since March 1993, Chief Executive
                                   Officer from March 1993 to April 1994,
                                   Lafayette American Bank and Trust
                                   Company; Chairman of the Board of
                                   Directors, March, 1992 to February 1994,
                                   President, 1986 to 1992 and Chief
                                   Executive Officer, 1986 to February
                                   1994, Lafayette American Bancorp, Inc.;
                                   Chairman of the Board of Directors and
                                   President, 1965 to March 1993, American
                                   National Bank; Chairman of the Board of
                                   Directors and President, 1985 to 1988,
                                   American Bancorp, Inc.

Robert B. Goldstein......   55     Director and President since December
                                   1993, Chief Executive Officer since
                                   April 1994, Chief Operating Officer from
                                   December 1993 to April 1994, Lafayette
                                   American Bank and Trust Company; Vice
                                   Chairman, National Community Banks,
                                   Inc., West Paterson, N.J. from January
                                   1992 to November 1993; President and
                                   Chief Operating Officer of Crossland
                                   Savings Bank, Brooklyn, NY, from March
                                   1991 to January 1992; Executive Officer
                                   of First Interstate Bank of Texas, N.A.
                                   from 1985 to January 1991.


                                   Positions and Offices Held and
    Name                   Age     Dates from Which Held
    ----                   ---     ---------------------
Phillip J. Mucha.........   48     Executive Vice President and Chief Financial
                                   Officer since July 1995, Senior Vice President
                                   and Chief Financial Officer, March 1993 to
                                   June 1995, Lafayette American Bank and Trust
                                   Company; Senior Vice President and Chief
                                   Financial Officer, August 1992 to February
                                   1994, Lafayette American Bancorp, Inc.; Chief
                                   Financial Officer and Controller of Citytrust
                                   Bancorp, Inc., for more than five years prior
                                   to March 1992.

Kenneth M. Klieback......   51     Executive Vice President, Support Services
                                   Division since July 1995, Senior Vice
                                   President, Support Services Division, March
                                   1993 to June 1995, Lafayette American Bank and
                                   Trust Company; Senior Vice President, Director
                                   of Operations, Lafayette American Bancorp,
                                   Inc. from April 1990 to March 1993; Senior
                                   Vice President, Director of Operations,
                                   Lafayette Bank and Trust Company from March
                                   1989 to April 1990; Vice President, Shawmut
                                   Bank for more than five years prior to 1989.

Raymond J. Peach.........   59     Executive Vice President and Director of
                                   Business Banking, since March 1993, Lafayette
                                   American Bank and Trust Company; Director and
                                   Secretary, Executive Vice President and
                                   Cashier, for more than five years, prior to
                                   March 1993, American National Bank.

Amanda V. Perkins........   38     Executive Vice President and Chief Credit
                                   Policy Officer since July 1995, Senior Vice
                                   President and Chief Credit Policy Officer,
                                   December 1993 to June 1995, Lafayette American
                                   Bank and Trust Company; Senior Vice President,
                                   Deputy Credit Policy Officer, The Bank of New
                                   York N.A. from February 1992 to December 1993;
                                   Senior Vice President, Asset Quality
                                   Reporting, Crossland Savings Bank from July
                                   1991 to February 1992; Vice President, Credit
                                   and Financial Administration, First Interstate
                                   Bank of Texas, N.A. from August 1984 to May
                                   1991.

ITEM 10.  MANAGEMENT COMPENSATION AND TRANSACTIONS

The information required by this item will appear under the captions, "EXECUTIVE COMPENSATION", "Certain Transactions with Management" and "Indebtedness of Management" in the Bank's proxy statement which will be dated and filed with the FDIC on or before April 26, 1996 for the 1996 annual meeting of shareholders and is incorporated by reference. See also ITEM 8, "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA" - Notes 4, 7, and 11 of Notes to Consolidated Financial Statements.

The information required by this item with respect to the disclosure of delinquent filers of reports of insiders required by Section 16 of the Securities Exchange Act of 1934 will appear under the caption "Compliance with
Section 16 of the Securities Exchange Act of 1934" in the Bank's proxy statement which will be dated and filed with the FDIC on or before April 26, 1996 for the 1996 annual meeting of shareholders and is incorporated by reference.

                                     PART IV

ITEM 11.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES AND REPORTS ON FORM F-3

    (a) 1) The financial statements listed in the index set forth in ITEM 8 of this annual report on Form F-2 are filed as part of this annual report.

         2) The following schedules and related documents are filed as part of this annual report on Form F-2 on the following pages:

                                                                     Page
                                                                     ----
              Report of Independent Public Accountants
                on Schedules......................................    86

              Schedule I - Securities.............................    87

              Schedule II - Loans to Officers, Directors
                              Principal Security Holders,
                              and any Associates of the
                              Foregoing Persons...................    87

              Schedule III - Loans................................    88

              Schedule IV - Premises and Equipment................    89

              Schedule V - Investments in, Income from
                             Dividends, and Equity in Earnings
                             or Losses of Subsidiaries and
                              Associated Companies................    89

              Schedule VI - Reserve for Possible Loan Losses......    89

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON SCHEDULES


To the Shareholders and Board of Directors of Lafayette American Bank and Trust Company:


We have audited, in accordance with generally accepted auditing standards, the consolidated financial statements included in Lafayette American Bank and Trust Company's December 31, 1995 Annual Report on Form F-2 and have issued our report thereon dated January 17, 1996 (except with respect to the matter discussed in Note 1, as to which the date is February 6, 1996 and the matter discussed in
Note 13, as to which the date is February 2, 1996). Our audit was made for the purpose of forming an opinion on those statements taken as a whole. The schedules listed in the index in ITEM 11. are the responsibility of the Bank's management and are presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. These schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly state in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.


                                                          ARTHUR ANDERSEN LLP

New York, New York
January 17, 1996

Schedule I - Securities.
----------
See Note 3 of Notes to Consolidated Financial Statements on pages 64 to 66 of this Form F-2 Report.

Schedule II - Loans to Officers, Directors, Principal Security Holders, and any
-----------
Associates of the Foregoing Persons.

                                                            Deductions             No       Balance
                           Balance at                ------------------------    Longer     at End
Name of                    Beginning                  Amounts       Amounts      Related      of
Borrower                   of Period    Additions    Collected    Charged-Off    Parties    Period
--------                   ---------    ---------    ---------    -----------    --------   --------
                                                  (in thousands)
1995
----
Associates of One(1) Director/Officer:
  Associate 1:
    (A)............         $   83      $   60         $  143       $  -          $   -      $   -
    (B)............             -           40             -           -              -          40
  Associate 2:
    (C)............            115          -             115          -              -          -
    (D)............             -          400             -           -              -         400
  Associate 3:(E)..             10          -              -           -              -          10
Directors as a Group:
  Eight(8)
  Persons..........          5,159       8,054          7,554          -              -       5,659

1994
----
Associates of One(1) Director/Officer:
  Associate 1:
    (A)............         $   -       $  180         $   97       $  -          $   -      $   83
    (F)............              9          -               9          -              -          -
  Associate 2:
    (C)............            215          -             100          -              -         115
    (G)............            250          -             250          -              -          -
  Associate 3(E)...             10          -              -           -              -          10
Directors as a Group:
  Eight(8)
  Persons..........          8,216       8,263         11,316          -                4     5,159

1993
----
Associates of One(1) Director/Officer:
  Associate 1:
    (A)............         $   90      $   -          $  90        $  -          $   -      $   -
    (F)............             -           12             3           -              -           9
  Associate 2:
    (C)............            315          -            100           -              -         215
    (G)............             -          250            -            -              -         250
    (H)............            112          -            112           -              -          -
  Associate 3-(E)..             10          -             -            -              -          10
  Associate 4-(I)..          1,972          -          1,972           -              -          -
Directors as a Group:
  Fourteen(14)
  Persons..........         23,241       8,971        11,507        2,245          10,244     8,216


Notes:

Maturity                   Interest
  Date                       Rate                    Repayment Terms                  Collateral
------------               --------                  ---------------                  ----------
(A) 12-01-95               Prime + 2%                Demand Note                 2 Blanket liens on all
                                                                                 business assets

(B) 05-01-96               Prime + 1%                Demand Note                 3 Blanket liens on all
                                                                                 business assets

(C) 01-01-96               Prime + 1.5%              Demand Note                 2 Blanket liens on all
                                                                                 business assets

(D) 05-01-96               Prime + .5%               Demand Note                 1 Guarantor


(E) 09-30-96               Prime + 1%                Demand Note                 Unsecured


(F) 06-01-95               Prime + 1%                Monthly Principal           Security Agreement and
                                                     and Interest                UCC-1

(G) 04-01-94               Prime                     Demand Note                 Unsecured


(H) 05-01-93               Prime + 1%                Demand Note                 Unsecured

(I) 09-20-93               Prime                     Demand Note                 5 Guarantors


Schedule III - Loans.
------------
See Note 4 of Notes to Consolidated Financial Statements on page 66 of this Form F-2 Report.

Schedule IV - Premises and Equipment.
-----------
See Notes 1 and 7 of Notes to Consolidated Financial Statements on pages 61 and 69 to 70, respectively.

Schedule V - Investments in, Income from Dividends, and Equity in Earnings or
----------
Losses of Subsidiaries and Associated Companies.


                                                          Retained
                                                          Earnings
                                                          (Accumulated
                                                          Deficit) in
                                                          Underlying                         Bank's
                                                          Net Assets                         Proportional
                      Percent of                          as of                              Part of
Name of               Voting Stock       Total            December 31,       Amount of       Loss for
Issuer                Owned              Investment       1995               Dividends       the Year 1995
-------               ------------       ----------       -------------      ---------       --------------
                                            (dollars in thousands)
AMBA Realty
Corporation<F1>         100%              $15,446<F2>       $(8,383)          $   -            $(1,086)

AMBA II Realty
Corporation<F1>         100%              $     1<F3>       $   -             $   -            $   -

LAI Company<F1>         100%              $ 2,901<F4>       $ 2,912           $   -            $   -

<F1> Subsidiary consolidated.

<F2> Includes common stock $1,000 (100 shares), capital surplus of $1,000,000 and advances of $14,445,000.

<F3> Includes common stock $1,000 (1,000 shares) and advances of $1,000.

<F4> Includes common stock $1,000 (100 shares) and capital surplus of
     $2,900,000.



Schedule VI - Reserve for Possible Loan Losses.
-----------
See Notes 5 and 12 of Notes to Consolidated Financial Statements on pages 67 to 68 and 76 to 78, respectively.

(b)  Reports on Form F-3

     No reports on Form F-3 were filed during the fourth quarter of 1995.

(c) Exhibits: The following exhibits are incorporated by reference herein or annexed to this report:

Designation                            Description
-----------                            -----------

   1.1 Amended and Restated Certificate of Incorporation of Lafayette American Bank and Trust Company (incorporated by reference to
             Exhibit 1.1 to the Bank's 1994 Form F-2).

   1.2 Amended and Restated By-Laws of Lafayette American Bank and Trust Company (incorporated by reference to Exhibit 1.2 to the Bank's Form F-1 filed on November 22, 1993).

   3.1 Senior Management Deferred Compensation Agreements of Lafayette American Bank and Trust Company (incorporated by reference to
             Exhibit 4.1 to the Bank's Form F-1 filed on November 22, 1993).

   3.2 Amendments to Senior Management Deferred Compensation Agreements of Lafayette American Bank and Trust Company (incorporated by reference to Exhibit 3.2 to the Bank's 1994 Form F-2).

   3.3 Directors' Deferred Compensation Agreements of Lafayette American Bank and Trust Company (incorporated by reference to
             Exhibit 4.2 to the Bank's Form F-1 filed on November 22, 1993).

   3.4 Directors' Retirement Income Plans of Lafayette American Bank and Trust Company (incorporated by reference to Exhibit 4.3 to the Bank's Form F-1 filed on November 22, 1993).

   3.5 Director's Supplemental Compensation Agreements of Lafayette American Bank and Trust Company (incorporated by reference to
             Exhibit 4.4 to the Bank's Form F-1 filed on November 22, 1993).

   3.6 Fiscal 1984 Incentive Stock Option Plan of Lafayette American Bank and Trust Company (incorporated by reference to Exhibit
             5.1 to the Bank's Form F-1 filed on November 22, 1993).

   3.7 1994 Stock Option Plan as amended October 26, 1995 of Lafayette American Bank and Trust Company (incorporated by reference to
             Exhibit 3.3 to the Bank's Form F-4 for the quarter ended September 30, 1995).

   3.8 Stock Option Grant Agreements, dated June 22, 1994, between Lafayette American Bank and Trust Company and certain of its principal officers (incorporated by reference to Exhibit 3.8 to the Bank's 1994 Form F-2).

   3.9 Stock Option Grant Agreements, dated July 26, 1995, between Lafayette American Bank and Trust Company and certain of its principal officers (incorporated by reference to Exhibit 3.2 to the Bank's Form F-4 for the quarter ended September 30, 1995).

   3.10 Employment Agreement, dated April 25, 1994, between Lafayette American Bank and Trust Company and its Chairman of the Board of Directors (incorporated by reference to Exhibit 3.9 to the Bank's 1994 Form F-2).

   3.11 Stock Option Grant Agreement, dated June 15, 1994, between Lafayette American Bank and Trust Company and its Chairman of the Board of Directors (incorporated by reference to Exhibit
             3.10 to the Bank's 1994 Form F-2).

   3.12 Health Care Coverage Agreement, dated June 15, 1994, between Lafayette American Bank and Trust Company and its Chairman of the Board of Directors (incorporated by reference to Exhibit
             3.11 to the Bank's 1994 Form F-2).

   3.13 Employment Agreement, dated February 24, 1994 as amended October 28, 1994, between Lafayette American Bank and Trust Company and its President and Chief Executive Officer (incorporated by reference to Exhibit 3.12 to the Bank's 1994 Form F-2).

   3.14 Stock Option Grant Agreement, dated February 24, 1994, between Lafayette American Bank and Trust Company and its President and Chief Executive Officer (incorporated by reference to Exhibit
             3.10 to the Bank's 1993 Form F-2).

   3.15 Employment Contract, dated March 23, 1995, between Lafayette American Bank and Trust Company and its Executive Vice President and Chief Financial Officer (incorporated by reference to Exhibit 3.1 to the Bank's Form F-4 for the quarter ended June 30, 1995).

   3.16 Amended and Restated Severance Pay Agreement, dated June 30, 1995, between Lafayette American Bank and Trust Company and its Executive Vice President, Support Services Division
             (incorporated by reference to Exhibit 3.1 to the Bank's Form F-4 for the quarter ended September 30, 1995).

   3.17 Employment Agreement and Stock Option Grant Agreement, dated December 20, 1994 and May 24, 1994, respectively, between Lafayette American Bank and Trust Company and its Executive Vice President and Chief Credit Policy Officer (incorporated by reference to Exhibit 3.17 to the Bank's 1994 Form F-2).

   3.18 Lease Agreement and Option to Purchase, dated September 29, 1972, between Lafayette American Bank and Trust Company and Consolidated Equities Co. (incorporated by reference to Exhibit
             7.2 to the Bank's Form F-1 filed on November 22, 1993).

   3.19 Lease Agreement, dated September 1, 1992 and October 1, 1994, between Lafayette American Bank and Trust Company and Chestnut Hill South (incorporated by reference to Exhibit 3.20 to the Bank's 1994 Form F-2).

   3.20 Asset Purchase Agreement, dated May 11, 1995, between Sachem Trust National Association and Lafayette American Bank and Trust Company (incorporated by reference to Exhibit 3.2 to the Bank's Form F-4 for the quarter ended June 30, 1995).

   3.21 Agreement and Plan of Merger, dated February 5, 1996 between HUBCO, Inc. and Lafayette American Bank and Trust Company (incorporated by reference to Exhibit A to the Bank's Form F-3 for the month of February 1996).

   3.22 Stock Option Agreement, dated February 5, 1996, between HUBCO, Inc. and Lafayette American Bank and Trust Company
             (incorporated by reference to Exhibit B to the Bank's Amendment No. 1 to Form F-3 for the month of February 1996).

   4. A statement regarding computation of per share earnings is omitted because the computation can be clearly determined from the material contained in this report.

   9. Lafayette American Bank and Trust Company, bank and subsidiaries (Exhibit 9 - Annexed Hereto).

                                   SIGNATURES


Pursuant to the requirements of Section 13 of the Securities Exchange Act of 1934, the Bank has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   Lafayette American Bank and Trust Company



Date        March 18, 1996               By   /s/ Robert B. Goldstein
            ------------------                -----------------------------
                                              Robert B. Goldstein
                                              President and Chief Executive
                                              Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

                                            Board of Directors


/s/ Donald P. Calcagnini                                      March 18, 1996
-------------------------------------------                  ----------------
Donald P. Calcagnini, Chairman of the Board                        Date


/s/ Robert B. Goldstein                                       March 18, 1996
-------------------------------------------                  ----------------
Robert B. Goldstein, Director, President and                       Date
  Chief Executive Officer


/s/ Steven Bangert                                            March 18, 1996
-------------------------------------------                  ----------------
Steven Bangert, Director                                           Date


/s/ Linda Walker Bynoe                                        March 18, 1996
-------------------------------------------                  ----------------
Linda Walker Bynoe, Director                                       Date


/s/ Bertram Frankenberger, Jr.                                March 18, 1996
-------------------------------------------                  ----------------
Bertram Frankenberger, Jr., Director                               Date


/s/ Gary R. Ginsberg                                          March 18, 1996
-------------------------------------------                  ----------------
Gary R. Ginsberg, Director                                         Date


/s/ Donald W. Harrison                                        March 18, 1996
-------------------------------------------                  ----------------
Donald W. Harrison, Director                                       Date


/s/ Roderick C. McNeil III                                    March 18, 1996
-------------------------------------------                  ----------------
Roderick C. McNeil III, Director                                   Date


/s/ Leonard R. Meyers                                         March 18, 1996
-------------------------------------------                  ----------------
Leonard R. Meyers, Director                                        Date


/s/ Enzo R. Montesi                                           March 18, 1996
-------------------------------------------                  ----------------
Enzo R. Montesi, Director                                          Date


/s/ Leif H. Olsen                                             March 18, 1996
-------------------------------------------                  ----------------
Leif H. Olsen, Director                                            Date

/s/ John W. Rose                                              March 18, 1996
-------------------------------------------                  ----------------
John W. Rose, Director                                             Date


/s/ Louis F. Tagliatela                                       March 18, 1996
-------------------------------------------                  ----------------
Louis F. Tagliatela, Director                                      Date


/s/ John H. Tatigian, Jr.                                     March 18, 1996
-------------------------------------------                  ----------------
John H. Tatigian, Jr., Director                                    Date


/s/ Phillip J. Mucha                                          March 18, 1996
-------------------------------------------                  ----------------
Phillip J. Mucha, Executive Vice President and                     Date
  Chief Financial Officer (principal
  financial and accounting officer)

                                   EXHIBIT 9.


                    LAFAYETTE AMERICAN BANK AND TRUST COMPANY
                                BANK SUBSIDIARIES


--------------------------------------------------------------------------------




Bank:                              Lafayette American Bank and Trust Company
                                   (Connecticut corporation)





Subsidiaries, all of
  whose voting
  securities are
  owned by the
  Bank:                            AMBA Realty Corporation
                                   (Connecticut corporation)

                                   AMBA II Realty Corporation
                                   (Connecticut corporation)

                                   LAI Company
                                   (Connecticut corporation)